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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        ORGANIC SALES AND MARKETING, INC.
                 (Name of Small Business Issuer in its charter)

                Delaware                                   33-1069593
     (State or other jurisdiction of                    (I.R.S. employer
       Incorporation or formation)                   identification number)

                              SAMUEL F.H. JEFFRIES
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                            AND CHAIRMAN OF THE BOARD
                                  114 Broadway
                                Raynham, MA 02767

                    Issuer's telephone number: (508) 823-1117

                    Copies to:

          Paul Chernis, Esq.                H. Melville Hicks, Jr., Esq.
     Silverman Sclar Shin & Byrne          551 Fifth Avenue, Suite 1625
         381 Park Avenue South                  New York, NY 10176
              Suite 1601                          (212) 655-5944
          New York, NY 10016                 (212) 867-3185 facsimile
           (212) 779-8600
      (212) 779-1969 facsimile

    Securities to be registered under Section 12(b) of |X |the Exchange Act:

      Title of each class                              Name of Exchange on which
      to be so registered                         each class is to be registered
      -------------------------------            -------------------------------
      Common Stock, $0.0001 par value            Over The Counter/Bulletin Board

      Securities to be registered under Section 12(g) of the Exchange Act:
                                      None

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ITEM 1. DESCRIPTION OF BUSINESS

(a) BUSINESS DEVELOPMENT

      1. FORM AND YEAR OF ORGANIZATION

Organic Sales and Marketing, Inc. (the "Company" or the "Registrant" or the "Issuer") was incorporated in the State of Delaware as Garden Connections, Inc. on August 23, 2003. On April 20, 2005, Garden Connections, Inc. changed its name to Organic Sales and Marketing, Inc. Since inception, the Company has been engaged in product development, sales and marketing of privately labeled non-food organic products, and in obtaining initial financing. The initial financing consisted of the sale of convertible debentures, notes and common stock which yielded aggregate proceeds of $924,123 (See details in Note 1 to Selected Financial Data). The Company purchased the assets of Garden Connections LLC, a Massachusetts limited liability company in September 2003. The acquisition of the assets of Garden Connections LLC took the form of an exchange agreement whereby all of the outstanding common stock of the Company was exchanged for all of the interests of the respective partners of Garden Connections, LLC. There were several reasons for the exchange; namely that the management of Garden Connections, LLC was desirous of adopting a name that would better describe the business plan. Furthermore, the Company could not function as an LLC if its securities were to be publicly held. The exchange rate whereby the partners of the LLC received shares of the Company's common stock was arbitrary and not at arms length. It should be noted that the officers and directors of the Company as a group beneficially own 68.98% of the Company's outstanding common stock and as a result, can control the operations of the Company.

      2. ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. Not Applicable

      3. ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS. Not Applicable

(b) BUSINESS OF ISSUER

      The Company is a sales and marketing company that specializes in private labeling of non-food organic products developed and manufactured by other companies who do not have the marketing skills or means to market and sell their products. We believe that we are able to bring their products to multiple markets through the internet, radio and our established distribution network consisting of independent representatives and distributors. Through our two hour weekly radio garden talk show and affiliation with recognized national communication networks, including Clear Channel, Citadel, and Entercom, we believe that we can generate market interest and sales in organic and natural product alternatives, interest in and knowledge of the importance of organics, and information regarding where to purchase these related products.

      The Company uses the services of well established and experienced sales organizations to introduce, promote, and sell its newly designed non-food organic-based product lines on a commission basis. Initial sales of our organic-based cleaners have recently begun. The Company recently launched its organic-based jewelry shiner ("Glitz") through a major nationwide distributor. The Company expects to enter into a licensing agreement with Nevr-Dull within the six months following the date of this Registration Statement in order to provide our organic-based cleaners for their worldwide clientele. This expectation is based on the advanced state of our negotiations with Nevr-Dull. We have provided them with samples with a view to finalizing an agreement. Moreover, there is a written draft agreement that is currently being fine-tuned by Nevr-Dull. Our two companies are still negotiating our prospective royalty arrangement. The process of finalizing our agreement has taken somewhat longer than anticipated.

      The Company also has established itself as a vendor for Fisher Scientific for future sales of our industrial organic-based cleaners through Fisher Scientific's internal and internet sales network. They are a major international medical instrument distributor. The Company will now have our organic-based cleaners added to their product selection Fisher Scientific has already listed nine of the Company's industrial cleaners in their international catalog and is offering them for sale in three different sizes. Initial orders have been received from a Massachusetts governmental agency for the Company's organic-based Odor Eliminator for use in its mass transit system. The

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Company's  intention is to expand this product into  additional  states however, there is no assurance that the Odor Eliminator will gain acceptance in other jurisdictions. The Company has no binding agreement with any of these entities, however discussions are ongoing regarding the nature and extent of any relationship.

The Company is currently shipping its household organic-based cleaning products to 110 Hannaford Supermarkets stores in the New England and Florida markets. In addition, our proposals have been accepted by, and the Company has shipped product to Shaw's Supermarkets (130 stores with a separate in-aisle display) and Stop & Shop Supermarkets (50 stores). The Company is also a listed vendor and is actively selling cleaning products to United Food International, the leading organic and national distributor in the country supplying such outlets as Whole Foods and other major grocery store chains. There is no assurance that meaningful orders from these outlets will commence, or if they do, that they will continue, or increase.

The Company is also planning to sell its line of organic fertilizers. We are negotiating a formal agreement with Land O'Lakes Purina Feed Organization ("Land O'Lakes"), a division of Land O'Lakes, Inc. and our two companies are moving forward in furtherance of our expected arrangement The Company hopes to private label a line of organic fertilizers produced, manufactured, and shipped by Land O'Lakes. We have designed labels and bags for these products based on our discussions with Land O'Lakes. We are also preparing prototype bags which will bear the LOL labels and which will contain bilingual instructions. We have also met with representatives of a national home improvement chain and received a very favorable reception. LOL has told us that they are planning to test-market our fertilizer products in the spring of 2008.

These products would be ready to market in the next six months in order to be ready for sales in the first half of calendar 2008. The Company will also seek to market these fertilizers to grocery stores and major lawn and garden outlets. The intrigue and attraction of these items is that they are plant based fertilizers rather than animal waste.

      A new rubberized mulch product, from recycled tires has been laboratory tested and shown to have multiple and favorable applications in various industries, such as pre-school playgrounds, green buildings, commercial and residential landscapes. The Company hopes to market this new product starting sometime in late 2007. There is no assurance however, that significant orders from retail outlets will commence. It will ultimately depend on customer demand.

The above discussion of possible marketing arrangements with Land O'Lakes reflects strategies that, so far have been talked about and to some extent are the subject of correspondence between both companies. To date, however, the terms of such a business relationship have not been agreed to by the parties. The private label concept referred to above has been limited to verbal discussions.

The Company plans to concentrate its marketing efforts solely in the rapidly growing non-food organic field. The Company believes that consumers are being drawn to organic products by a growing desire for fewer chemicals and additives in their everyday lives. However, there can be no assurance that this trend will translate into sales and profits for the Company.

The Company believes that the organic industry, consisting of food and non-food products, is one of the fastest growing segments of our economy. The 2006 Manufacturer Survey prepared by Nutrition Business Journal on behalf of the Organic Trade Association showed that in 2005 $13 billion was spent on food and non-food organic products, an increase of 16.2% over the previous year. Based on reported consumer usage patterns, future shopping and other trended data, the survey projects that industry sales could reach $20 billion by 2009. Organic non-foods had consumer sales of $744 million in 2005, a growth of 32.5% for that year. Compared to organic foods, which had a penetration rate of 2.5% in 2005, organic non-food products are still emerging as a category and accounted for only 0.22% of total sales in this sector in 2005 according to Organic Trade Association Forecasting Survey 2005. Wal-Mart's recent decision to vigorously enter the organic marketplace along with other major companies who likewise decide to become "greener" could cause industry sales to rise even more dramatically than anticipated.

The Company believes non-food organic products will participate in the anticipated industry growth. The Company specializes in the more rapidly growing non-food organic areas, such as private label premium fertilizers and consumer and industrial cleaners where profit margins are substantially greater. There can be no assurance that this trend will continue or that our products will continue to follow the overall organic upward trend. The Company has

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established important outsourcing manufacturing and marketing relationships with
Land O'Lakes and North Eastern Sales Solutions, a major independent sales representative organization in the New England area. The Company also currently has a verbal working agreement with Land O'Lakes Purina Feed Organization as described above. The Company anticipates that a formal contract will be forthcoming within the six months following the date of this Registration Statement but there can be no assurances to that effect. At this point, the essential terms are still under discussion.

In the case of North Eastern Sales Solutions we have a five year agreement plus automatic year to year extensions unless terminated by either party. The commission rate for products sold is 5% percent in the New England area and three 3% percent if sold outside that area. There is also a provision to mutually agree upon granting stock options to North Eastern Sales Solution based on volume sold.

The Company also has a five year agreement with automatic year to year extensions with North East Garden Group LLC covering sales of Garden Guys Products including plants, fertilizers, cleaning products and other products mutually agreed upon in the New England area. The commission rate is five 5% percent plus a provision to mutually agree to stock option grants based on the volume of sales.

The Company's successful weekly radio show the "Garden Guys" broadcasts over three stations (WHJJ, WXLM, and WBSM). The Company's President and host of the "Garden Guys" show is now heard weekly on WRKO, the largest and most popular station in Boston, MA, covering a large radio audience throughout New England. The Company has plans to expand the two-hour weekly radio show into other markets. Through its current relationships with Clear Channel, Citadel, and Entercom networks the Company hopes to expand the show to additional stations. The timing and locating of these stations will depend on whether the defined territories are or will become available and at what cost to the Company. There are no assurances that additional stations can or will be secured. At present there are no binding agreements providing for such expansion.


The Company's optimism regarding its relationships with the networks listed above is based on several factors:

o The "Garden Guys" show has received positive feedback and its format is easily replicated in other regions.

o As a brokered program, we pay for our air time which would likely make the networks receptive to our expansion.

o We maintain creative control so that the show continues to be informative, educational and fun.

o We have existing working relationships with Clear Channel, Citadel and Entercom, and Sam Jeffries, in particular, is well respected and known to many decision makers in the radio community. The "Garden Guys" ratings continue to increase and radio stations tend to air a winner.

The timing and location of future stations will depend on whether the defined territories are or will become available and at what cost to the Company. There are no assurances that additional stations can or will be secured. At present there are no binding agreements providing for such expansion.


The Company generates brand awareness and consumer loyalty, for a growing array of selective non-food organic products by educating the consumer, and acts as a distributor and marketer for the retailers that carry our products. The Company intends to capitalize on the growing interest in organics in several different markets with the intention of using the radio to increase awareness as to why organic products offer healthy alternatives without sacrificing expected results.

The Company's business purpose is to establish an extensive portfolio of quality non-food organic and natural products developed and made by manufacturers, having multiple applications in many industries, by developing strategic marketing relationships with manufacturers without the financial strength or marketing acumen to sell and take advantage of their own products. This type of marketing relationship begins with making the public aware of the product and/or the brand through the radio or other media such as the internet on our websites and then arranging with independent distributors or representatives to promote the product with their retail customer outlets.

The Company has indications of interest for the financial backing and marketing program it needs in order to establish itself as a factor in the non-food organic products arena. There is being discussed a placement agent agreement from the investment banking firm of Andrew Garrett, Inc. providing for a raise of up to $6 million. The absence of an internal sales staff in favor of utilization of outside independent sales professionals, coupled with no need for a conventional manufacturing facility, will enable the Company to keep its operating expenses limited.

      It must be emphasized that although the Company is very excited about its product lines and its prospects for entry into a rapidly growing industry, it must be considered to be in a development stage. The purchase of the Company's securities carries a significant risk. The Company has not had substantial revenues from operations and has not yet been profitable. While it has built important relationships with such companies as Fisher Scientific and Land O'Lakes that could prove valuable, the outlook remains uncertain in the absence of binding written agreements. Although the Company believes its overhead to be low based on its business plan, there can be no assurance that it will continue to find sources of working capital until it attains a breakeven level. It should also be noted that the Company's auditors have included a "going concern" qualification in their opinion (see "Financial Statements").

      1. PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKETS

Currently the major non-food organic products that the Company is selling are organic-based cleaners, which include stain remover, odor control, glass cleaner, floor cleaner, degreaser, concrete cleaner, eyeglass cleaner, jewelry cleaner, surface prep and glue cleaner, rubber mulch, solely utilizing outside independent sales professionals, as well as organic insecticide-fungicide, organic soy candles and fertilizers. Since the Company sells only non-food organic products, the shelf-life of its products can be in excess of one year or more, depending upon storage and climatic conditions. The Company uses a proprietary blend of organic compounds in its organic products which are non-toxic, biodegradable and safe for use around children and pets.

The Company receives revenues through different methods: (1) it currently receives a percentage (ranging from 5%-20%) of the gross sales of a manufacturer's product by acting as a distributor, (2) it receives marketing dollars through our endorsement program of plants from select growers, that are sold in garden centers by independent sales groups, (3) sales of product from our www.garden-guys.com website, (4) products sold directly by the Company or by independent reps who work with us to sell to other distributors who then sell to retail stores or co-ops, (5) products sold to retail stores directly by us or by independent reps who are contracted by us, (6) re-selling our organic products to other companies and industries who wish to private label or license our products, and (8) lectures to garden clubs, civic organizations and other associations.

Organic Fertilizer Market:

The Company is focusing marketing efforts on organic fertilizers, a rapidly growing segment of the fertilizer industry. In our opinion, industry-wide organic fertilizer sales have risen so rapidly in the last three years that they have commanded a premium price in the marketplace. Accordingly, we foresee some of our greatest growth over the next 3-5 years to potentially be in this arena.


By letter dated November 14, 2006 we were notified that we have been selected by Land O'Lakes Purina Feed Organization to act as their private label, Bradfield Organics, fertilizer marketer, starting in the Spring of 2007. A strong marketing focus will be on the major home and garden retail chains such as Home Depot, Lowe's and Agway, which Land O'Lakes Purina Feed Organization does not presently supply internally. The Company will be receiving from Land O'Lakes Purina Feed Organization a complete line of fertilizers, as jointly formulated, designed and marketed by us under our newly applied for Mother Natures Cuisine trademark and existing trademark and Garden Guys brands. Under the arrangement, Land O'Lakes Purina Feed Organization will also assist in product registration for each state, manufacturing, logistics, and distribution. They will also provide sales and marketing expertise for the Company, when needed. Under the Company's' trademarks, the organic fertilizers will be sold retail, with the estimated sales price range of eighteen to twenty-five dollars for a 40lb bag. Other size bags will also be available. The Company believes this will potentially lead to major sales, as it is to be introduced into the 35 billion dollar lawn and garden market reported by the National Gardening Association in its Garden Market Research newsletter. There is no assurance however, that actual orders will commence. It will depend entirely on customer demand which has yet to be tested.


Plans under discussion call for Land O'Lakes Purina Feed Organization to become a prime advertiser on our weekly radio show, as well as on the anticipated new stations we hope to add. A planned radio campaign began in the spring of 2007 and has been ongoing, with Land O'Lakes Purina Feed Organization as one of the advertisers. In addition to our Dragonfly Organix brand, Land O'Lakes Purina Feed Organization will also advertise their own brand of Bradfield Organics fertilizers, whose market is strictly geared to their existing independent channel and does not compete in the markets we will be pursuing. There is no written commitment for Land O'Lakes to buy time on our radio show. It has been the subject of discussions and may not actually come to pass.

Organic Based Household Cleaner Market:

Another area, which the Company believes holds considerable promise, is the consumer cleaner market. As with the rise in organic food sales, due primarily to the growing education of how toxic chemicals, regardless of age or gender, can have either a direct or indirect impact on human health; we believe that that momentum will continue to grow with that of non-food organic products, which may pose similar health hazards and risks. Our weekly radio

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show allows us the opportunity to educate consumers about these potential hidden risks and the branded products (including our own), that offer healthy alternatives to chemical cleaners, and then integrate those stores who share the same philosophy. While currently at 19 million dollars annually, according to the Organic Trade Association this category grew by 29% in 2005.

Jewelry, Modeling, and Bead Markets

We are currently supplying two of the major distributors, Paul Gesswein & Company, Inc. in Connecticut and Fire Mountain Gems & Beads, Inc., in Grant Pass, Oregon, in these trade areas, each of which does over 100 million dollars in sales annually. Their customers are some of the major retail jewelry and bead shops, including Zales and other distributors within the trade. The Company anticipates that a constant advertising presence in industry-related magazines will help to create brand awareness, which could translate into sales growth for our Glitz Jewelry Shiner and ODX Surface Cleaner products, in these markets. There is no assurance, however, that these markets will develop for our products.

Funeral Industry & Medical Examiners Market:

The Company is currently supplying its Funeral Organix product line to the Boston Medical Examiners office and to some independent funeral homes. This class of trade has an upside potential because there is a need for cleaners and deodorizers due to the large amounts of chemicals used by this profession on a daily basis. The Company has contracted with a sales organization that specializes in this industry, for the sale of our Funeral Organix, "From the Earth, To the Earth" brand, which the Company has developed. Preliminary data indicates a strong willingness by the industry to replace their chemical products with ones that are organic and environmentally friendly. Marketing plans call for a full product roll-out in the spring of 2007. There is no assurance that these markets will develop significantly for our products. This depends entirely upon product and acceptance.

According to the latest Funeral Directors Association (FDA) statistics, there are 21,528 funeral homes nationwide, and 51% of new funeral directors entering the profession today are women. An adjunct industry to this one would be the ambulance industry, which has similar issues and problems with the use of chemicals.

Municipalities & Waste Disposal Markets:

We have discovered through outside testing that the Company's Odor Eliminator product has a desired effect for both industries, due to the various odor problems they encounter on a daily basis. Testing is on-going, however, the Massachusetts Bay Transit Authority ("MBTA") has made small purchases of our product and has had success in treating the odor problem in the transit system. Indications of interest to purchase the product in larger quantities has been given, once provisions for purchases are adopted in its budget for the new fiscal year which starts in July, 2007. We see this and other related industrial products in our existing and growing portfolio of products, to have numerous applications in industries, such as nursing homes waste management, fishing industry, industrial kitchens, daycare-Montessori, hospice-home care, kennels. There is no assurance that these markets, as defined by the Company, will develop for our products. This will depend upon product and acceptance.

The Company is capitalizing on the growing interest and desire among consumers for environment-friendly products. To do this, we have developed strategic marketing relationships with manufacturers that offer "green" alternatives to some of the traditional, chemical-intensive products that are currently being used, in various industries. The Company hopes to be the dominant leader in the non-food organic industry, so we are aggressively working with several manufacturing companies to further develop and perfect our growing line of non-food organic product offerings. With the assistance of another company we are developing a rubber tire mulch product which has definite ecological benefits. Through the assistance of a separate company we are also developing an industrial degreaser product which has been successfully tested and has the ability to separate oil from water. We believe this product will be beneficial in industrial waste remedial projects.

The last three years have been spent establishing what the Company believes to be a strong, solid foundation needed to support the next phase in the Company's business plan. Non-food organic products are growing in demand. The Company's' products are targeted to sophisticated, environmentally aware companies and consumers in various markets. The Company believes that strategic affiliations which have been developed with well-established manufacturers and sales and marketing companies, including the marketing, expertise and reach of Land O'Lakes Purina Feed Organization; could possibly pave the way for our non-food organic products to eventually become available in many retail outlets throughout the country.

These strategic marketing affiliations have resulted in contracts with North Eastern Sales Solutions and Northeast Garden Group LLC. They have led to contract negotiations with Land O'Lakes Purina Feed Organization and licensing agreement negotiations with George Basch Co., a manufacturer and worldwide distributor Nevr-Dull Metal Polish. In addition nine of our industrial cleaning products are now listed in the Fisher Scientific international catalog through which orders can be placed directly by customers of Fisher Scientific. There are no guarantees that this will continue or that it will result in meaningful sales.

      2. DISTRIBUTION

Our sales, marketing and promotional efforts are accomplished through the following

o     Radio

o     E-Commerce Website

o     Interactive Website with on-line forum room for gardeners

o     Industry-related Magazines and Newspapers

o     Face-to-face Client and Prospect Meetings

o     Sales Brochures and Product Samples

o     Point-of-Sale and End Cap Displays

o     Trade Shows

o     Membership in Trade Organizations

o     Garden Clubs

o     E-mail and Direct Mailings

o     Telemarketing

o     Strategic Marketing Alliances

o     Cooperative Advertising

We are now able to bring our products from manufacturer to consumer, with very limited financial exposure. We have the added advantage of being able to market our products not only through our independent marketing associates, but through our own radio programs, with a recognized growing interest in organics. The Garden Guys(R) ensure that brand awareness reaches the consumer through the radio. This creates a multi-faceted, multi-revenue channel model for the company. Moreover, we hope to add new strategically selected radio stations to our radio family over the next several years with a reach that goes beyond the New England area. Because of the knowledge we have obtained of how the communications industry works, as a result of the Garden Guys radio talk show, we believe that this is a very attainable goal. Currently, we are on three stations, one of which is a Clear Channel station, the largest network in the country with over 1000 stations nationwide. What with the addition of WRKO the number of stations in which the Company has on-air presence is four. We intend to try to open additional stations as geographic areas open up to our products. There is no set schedule at this time. Although there can be no assurance, we believe we will be able to establish such additional stations by reason of our present relationship with Clear Channel and Citadel.

We have executed and delivered major distribution contracts with North Eastern Sales Solutions, a major independent sales and marketing organization to represent our organic products to retail pharmaceutical and supermarket chains such as CVS, Rite-Aid, Shaw's Supermarkets, Hannaford Supermarkets, Stop & Shop and others in the northeast and North East Garden Group, another major independent sales and marketing company to represent our organic products to retail outlets like Agway and other independent garden centers also in the northeast. In addition, we are currently negotiating several other distribution contracts with manufacturers, distributors and retailers in the horticulture industry, jewelry industry and a licensing agreement for an organic line of industrial metal polish.

The initial radio one year contract with WHJJ (Rhode Island) began on August 28, 2005 for one year and was automatically renewed in 2006 for one year. In addition three other radio stations have contracted to simultaneously broadcast the radio show weekly on Sunday mornings from 8:00 a.m. to 10:00 a.m. These stations are WXLM (Southeastern Connecticut), WBSM (Southeastern Massachusetts) and WRKO (Boston, Massachusetts). All these contracts are automatically renewable and the respective stations have agreed to promote the program with promotional announcements, print ads and on their respective websites.

      3. STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES

Currently the Company has a portfolio of approximately twenty-five items, all of which are Private Label Products and six License Name Brands which are presently available or will be available in 2007 from the manufacturers. The Company will be able to market its products not only through its distributors and independent sales organizations but through the Garden Guys(R) radio show which provides a viable channel through the creation of brand awareness on the part of the consumer and a growing interest in organics. Management believes these non-food organic products will attract women buyers looking to avoid the health risks and implications that have been found in non-organic or synthetic compounds. Management believes this is a promising trend.

All these products are manufactured for the Company under its own specifications. Products are manufactured to our specifications without any research and development costs due to the fact that the manufacturers with whom we have existing relationships have already done the R&D. We achieve the benefits of their research by finding niche markets for these products, creating our own labels, and implementing a sales program by which to bring these products to market. The foregoing arrangement limits the Company's financial exposure:

o     No research and development costs

o     No manufacturing facilities and related costs

o     Reduced inventory costs and facilities

o     Limited employee and staff

      4. COMPETITION

According to the Organic Trade Association, a leading organic association publication, the non-food organic market was estimated to be $ 750 million and growing at an annual rate of 32%. The Company believes its' largest competitor is privately-owned Seventh Generation, located in New Hampshire. Seventh Generation, we believe, compete with us on a very limited basis in the retail grocery store market due to the high cost of entry (slotting fees) and the high cost of advertising, which, as stated above, is one of the Company's significant strengths.

Because the organic cleaner market is relatively small in comparison to the total organic market, it is a fragmented market, ready for development. Seventh Generation, Inc. located in New Hampshire is about the only known competition we have, although they are not heavily involved in the primary markets that we look to serve. In the absence of a leader, one will emerge, and the Company has strategically positioned itself to take advantage of that opportunity. Management believes, and early indications support, that the Company's products will be accepted into the marketplace due to their unique qualities and eye catching packaging and radio support.

Competition in lawn and garden organic product sales in New England and the East Coast, however, is much greater. These markets are large and can support many companies offering these and similar organic products. We are unique in that we offer a service (the radio program) in addition to a product. We do not know of another company that does this. In addition, many companies that make up the Company's competition in this market are better financed, have more recognizable or established brand names, have better control over their manufacturing and distribution process, have a longer history of servicing the retail industry and may be better positioned to control sales to large retail outlets.

The market for cleaning and garden products is highly competitive. Although our products are organic and therefore distinguishable from most other more established brands, which contain chemicals, it is possible that consumers neither care about that fact nor understand its significance. There are a number of other established providers that have greater resources, including more extensive research and development, marketing and capital than we do and also have greater name recognition and market presence. These competitors could reduce their prices and thereby decrease the demand for our products and technologies. These competitors may lower their prices to compete with us. We expect competition to intensify in the future, which could also result in price reductions, fewer customer and lower gross margins.

Access to retail outlets may be restricted due to pre-existing agreements that prohibit retailers from selling our products or retailers may require substantial payments for shelf space which is beyond the Company's financial capabilities. Such payments are common in the retail industry, and historically, it has been the Company's policy not to pay for shelf space due to the uniqueness of our products. In the future our existing retailers may require such payments in order for us to continue to sell through them and new retail outlets may require payments to sell our product.

      5. THE SOURCES AND AVAILABILITY OF RAW MATERIALS.

The Company is not dependent on any raw materials. All products which are sold and marketed by the Company are manufactured by the Company's manufacturing clients. Although we believe we can secure other suppliers, we expect that the deterioration or cessation of any relationship would have a material adverse effect, at least temporarily, until the new relationships are satisfactorily in place.

We also run the risk of manufacturer price increases and component shortages. Competition for products or materials in short supply can be intense, and we may not be able to compete effectively against other purchasers who have higher volume requirements or more established relationships. Even if manufacturers have adequate supplies of components, they may be unreliable in meeting delivery schedules, experience their own financial difficulties, provide components of inadequate quality or provide them at prices which reduce our profit. Any problems with our third-party suppliers can be expected to have a material adverse effect on our financial condition, business, results of operations and continued growth prospects. Our principal suppliers are:

         Abott-Action, Inc.                 Shipping Materials

         Enzyme Solutions, Inc.             Organic Liquid Concentrates

         Key Container, Corp.               Shipping Materials

         Lightning Labels Inc.              Bottle Labels

         Macaran Printed Products, Inc.     Bottle Labels

         Organica Biotech, Inc.             Organic Liquid Concentrates

         Webco Chemical Corp.               Liquid Fulfillment

         Zuckerman-Honickman, Inc.          Bottles and Sprayers

      6. DEPENDENCE ON A SINGLE OR FEW CUSTOMERS.

The Company currently has several customers. It has developed and is currently developing multiple strategic alliances with several distributors and independent sales organizations. The Company does not anticipate that it will be dependent on a single customer or small group of customers.

      7. THE IMPORTANCE OF PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS HELD.

To protect its rights to its  intellectual  property,  the  Company  relies on a combination of trademark and copyright law, patent, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps it has taken may be inadequate to deter misappropriation of the Company's proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. The Company has registered certain of its trademarks in the United States and has pending U.S. applications for other trademarks and patents. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which it offers or intends to offer its products or services. In addition, although The Company believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against the Company or claims that it has violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on its part which could materially adversely affect the Company's business, results of operations, and financial condition. The Company incorporates certain licensed third-party technology in some if its services. In these license agreements, the licensors have generally agreed to defend, indemnify, and hold the Company harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The Company cannot assure that these provisions will be adequate to protect from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services.

The Company has trade mark protection for its "Garden Guys Down to Earth Up to Date"(TM) trademark. In addition, the Company has applied to the US Patent and Trademark Office for trade mark protection for its' "Dragonfly Organix from the Earth to the World"TM brand-name trade mark, "Mother Natures Cuisine(TM) feed your land from Mother Nature" brand name trade mark, and the picture of the "Plate with Garden Hand Fork and Hand Trowel with Gingham Placemat" trade dress. Final action on these applications is pending subject to publication in the Official Gazette.

      8. GOVERNMENT APPROVAL.

Government approval is required for some of the Company's current products. The initial approval process is generally obtained by the manufacturer.

      9. EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS.

Other than normal government regulations that any business encounters, the Company's business is not affected by any government regulations.

      10. RESEARCH AND DEVELOPMENT COSTS.

The cost and expense of Research and Development is borne by the manufacturer. Since the Company began operations in August 2003 it has spent over one million dollars on market research and development of its markets. The revenues the Company achieves will be primarily from strategic alliances. Revenues generated, while paying directly for research and technology costs accrued to date, will fund the operations of the Company, which includes funding any on-going research and development.

      11.  COST  AND  EFFECTS  OF  COMPLIANCE   WITH   ENVIRONMENTAL   LAWS  AND
REGULATIONS.

The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

      12. EMPLOYEES.

As of the date hereof, the Company employs 3 full-time employees and 2 part-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will attempt to hire additional employees as needed based on its growth rate.

We will be dependent on our current management team for the foreseeable future. The loss of the services of any member of this management group would have a material adverse effect on our operations and prospects. Our success will be dependent to a substantial degree on Sam Jeffries and other key management personnel. Sam Jeffries continued involvement is particularly critical. In the event Sam Jeffries were unavailable, it would have a material adverse effect on operations. At this time, we have no employment agreement nor have we obtained "key man" insurance policies on Sam Jeffries. The expansion of our business will be largely contingent on our ability to attract and retain additional personnel for the management team. There is no assurance that we can find suitable management personnel or will have the financial resources to attract or retain such people, if found.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

                           Forward Looking Statements

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition, which are based upon our financial statements and have been prepared in accordance with generally accepted accounting principles in the USA. The discussion should be read in conjunction with our financial statements and notes thereto, appearing in this Registration Statement.

The preparation of these financial statements requires us to make estimates and judgments that may affect the reported amount of assets and liabilities, revenues and expenses, and the related disclosure of such contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

This Registration Statement also contains forward-looking statements that involve risks and uncertainties, which may include statements about our:

o     Business strategy

o     Expansion of our manufacturing capabilities

o     Plans for entering into collaborative agreements

o Anticipated sources of funds to finance our operations following the date of this Registration Statement

o     Plans,   objectives,   expectations  and  intentions   contained  in  this
      prospectus that are not historical fact

The following words and financial projections contain figures related to plans, expectations, future results, performance, events or other matters that are "forward-looking statements". When used in the Plan of Operations, words such as "estimate", "project", "intend", "expect", "anticipate", and other similar expressions are intended to identify forward-looking statements. Such statements involve numerous risks and uncertainties, including, but not limited to, the science of organics, the development of the Company's products, markets for those products, timing and level of customer orders, competitive products and pricing, changes in economic conditions and other risks and uncertainties. Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of the Plan of Operations. The Company undertakes no obligation to release or deliver to investor's revisions to these forward-looking statements to reflect events or circumstances after the date of the Plan of Operations, the occurrence of unanticipated events or other matters that may occur.

                              A. PLAN OF OPERATIONS

Since its inception in August 2003, the Company has been involved in the development and acquisition of a wide variety of organic-based products to be initially sold to retail supermarkets, convenience stores, colleges and universities, laboratories, national pharmacies, lawn and garden centers and the funeral industry. In addition, new markets being pursued include costume jewelry, sporting goods, optical, hobby and craft, health and beauty, footwear, automotive, and boating.

The Company searches out small companies that have excellent organic products, and through our own private label, seeks to bring them to market at the retail, wholesale or internet level.

The Company has a limited operating history on which to evaluate its prospects. The risks, expenses and difficulties encountered by a startup company must be considered when evaluating the Company's prospects. The Company's plan of operating for the next twelve months is to further develop its product line while seeking alliances with manufacturers, retail outlets, sales representatives and distributors. Management believes that its existing funds in combination with funds raised in a contemplated minimum of $3 million in an equity offering and combined with revenues generated by its operations will be sufficient to fund its operations for more than the next 24 months. However, there is no guarantee that the Company will be able to raise sufficient capital. In addition, estimates of costs to develop products, to market them and to seek strategic alliances with manufacturers and distributors might be low. The operating expenses cannot be predicted with certainty. They will depend on several factors, including, but not limited to, marketing expenses, acceptance of the Company's products in the market and competition for such products. Management has no firm basis for projecting the increase in revenue required to sustain operations as anticipated above. Such assumptions are based almost entirely on the valuable relationships that the Company has forged which it believes will translate into operating revenues. It is stressed that these assumptions are not at all based on firm commitments from customers or on other tangible evidence.

The Company currently is in the process of acquiring, developing and introducing its products to the market. It has acquired and developed approximately 25 different organic non-food products. It has already received and is fulfilling orders for its new Dragonfly Organix(TM) Organic-based cleaners from Shaws Supermarkets (150 stores), Hannaford Supermarkets (110 stores), and the Boston, Mass. Transit Authority. The Company anticipates that it will be able to launch its organic fertilizer products in approximately six to twelve months under its Mother Natures Cuisine(TM) and/or Garden Guys private label. While the Company believes that it will meet this schedule, if it cannot raise additional working capital, the probability of the Company meeting the schedule will be adversely affected.

The Company is in the process of rolling out its product line to an expanding customer base. Over the course of 2007 and 2008, sales may be expected to ratchet themselves up as new customers come on board and reorders start to come in. The Company projects a net loss of ($764,000) in calendar 2007. In calendar 2007, cash flow from operations is projected to be ($724,000).

We will also use the radio as the primary source for marketing our products. Sam Jeffries, the Company's President, hosts a two-hour Sunday morning garden talk radio show. Using this vehicle we inform customers why they should consider organic alternatives, how they should use organic products and where they can buy them. Since the Company pays for the air time, we also receive an inventory of commercials that will be partially used to educate consumers and let them know where to buy the products, as well as selling commercials to help offset the cost of the radio expense.

The Company also has strategic relationships established with key sales representative and distributor organizations in the markets that we service and has developed very strong relationships with several vendors for the fulfillment of our organic liquid and fertilizer product lines. The Company plans to vigorously pursue strategic relationships that enhance its ability to deliver quality products at reasonable prices.

To cover any anticipated cash shortfalls, the Company collected $547,850 in the first nine months of fiscal 2007, from the now completed January 3, 2006 stock offering. In addition, we are in the process of negotiating short-term bridge loan financing of $500,000, which the Company projects will be in place within the next 60 days. The Company has also received a placement agent agreement from Andrew Garrett, Inc. for a private placement offering of up to $6,000,000 that will commence in the next six months.

Assuming an anticipated total investment to be received of at least $3,160,000, combined with the short-term financing of $500,000, the Company believes that it will adequately cover anticipated cash shortfalls through December, 2009.

The Company's projected Plan of Operations for calendar year 2007 consists of the following: (000's omitted)

                                                              Year 2007
                                                              ---------
Revenues                                                         $1,619
Margin                                                              537
Selling, General and Administrative Expense                         950
Other (Income)/Expense                                              351
Net Profit/(Loss) Before Taxes                                   $ (764)(1)
----------
(1)   Not including revenues from sales to as yet unidentified customers.

1.    Revenue Projections

Other than purchase orders that we have received since the beginning of 2007 totaling $117,000 through June, 2007, there are no firm commitments as to future revenues. In some cases, grocery store slotting fees have been paid which guarantees us space on their shelves for a year; however, there is still no guarantee that the product will sell. That is why we have made a heavy commitment to advertising and promotion to enhance product recognition and encourage reorders.

Our 2007 projections were made on an industry-by-industry basis with two thirds of our projected revenues coming from a combination of Grocery, Convenience and College Book Stores. In preparing our projections we identified customers that we are currently shipping and those who have indicated a desire to carry our products.

For each of these groupings we believe we conservatively estimated when we would begin doing business, how many stores we would be shipping to, how many cases of our product each store would buy and how often in each year they would purchase the product.

Based upon this formula, we were able to determine how many cases would be sold each month and how much the projected dollar revenue would represent on a monthly, quarterly and annual basis.

2.    Expense Projections

Costs of sales were projected based upon the amount of product being sold and the extensive by product costs we had developed.

General and Administrative costs (on an annualized basis) were maintained at no more than 8% of sales to keep our overhead costs at a bare minimum. These costs also included legal, accounting and consulting fees of $140,000 in 2007.

Marketing and Selling expenses were projected at 15% of revenues. If revenues are higher than projected, more of the additional revenues will be reinvested in further marketing and selling activities. If revenues come in lower than projected, analysis will be done to determine why and , if appropriate, marketing and selling expenses will be reduced or redirected. These expenses include, but are not limited to, radio show costs, website maintenance and development, advertising allowances, display cases, trade show participation and print media advertising.

We believe that we have developed a careful, well-thought out business plan based upon educated assumptions using the most current data available to us. Because we are still in the early stages of our growth, there is, of course, no guarantee as to how much or how often existing or new customers will buy from us. Barring a significant miss (>50%) in our projections, however, we believe that our business plan contains enough flexibility to weather unforeseen delays in the generation of revenues by being able to modify expenses and other spending, as required.

There is no assurance that the Company's actual operations will reflect the above projections. Market conditions, competition, the ability to raise capital and all other risks associated with the operation of a business could adversely impact upon the Company achieving the above projections. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear.

The Company anticipates that in order to fulfill its plan of operations, it will need to attract key supermarket chains to accept and sell its household organic cleaning products in order to achieve the objectives. To this end the Company has received and filled orders and re-orders during the current fiscal year (ie. October 2006 through June, 2007) aggregating approximately $117,000 from recognized chains such as Hannaford Supermarkets, Shaws Supermarkets and others. In addition, the Company has entered into an agreement with an established sales representative organization, North Eastern Sales Solutions, to represent its cleaning products as well as other products in New England supermarkets, drug, convenience and mass merchant trade retail outlets. Their clients include, among others, Hannaford, Shaws, Stop and Shop Supermarkets and CVS Pharmacies.

The Company must have the capability of producing and delivering its cleaning products in sufficient volume or quantities and in a timely manner to fulfill orders. To this end the Company has utilized on an order by order basis a fulfillment company, Webco Chemical Co., located in Dudley, Massachusetts which it believes has the capacity and ability to handle its requirements and more, over the next three years. Their function is to take the ingredients in concentrated form, add water fill the bottles, label them, fill the cartons and ship the order to the customer.

In addition, the Company anticipates that it will need to seek financing from outside sources as it expects our operating expenses to increase as a result of the planned expansion into 2008 and 2009. In order to provide this necessary additional financing, the Company has entered into a conditional private placement agreement with Andrew Garrett, Inc., an investment banking firm as the Placement Agent for possible financing of up to $6,000,000.

      The Company believes the material trends and uncertainties that can adversely affect it are:

            o Economic or industry-wide factors relevant to the Company:
            Should consumer interest in "organic" or "natural" products diminish or even discontinue (which is unlikely in the Company's' opinion), the industry and Company could be adversely impacted. Should there be a natural disaster, for example, garden product sales business could be adversely impacted by extreme weather conditions throughout each area of the United States. Should there be a shortage of suppliers in enzyme technology which is the make-up of some of the products, the Company could be adversely impacted. A slower than anticipated roll-out of products to customers due to such external factors would materially affect the Company's ability to realize a profit and to yield a positive cash flow from operations as quickly as we expect.

            o Material  opportunities,  challenges:
            Should the suppliers not be able to deliver in the quantities the Company needs at any given time in order to supply the orders, this would have an adverse effect on the sales and commitments. Should the contract manufacturer not be able to deliver the finished goods in a timely manner, or should they suffer any type of physical plant disaster or labor strikes or shortages, it would adversely impact the Company's' business. Challenges will be incurred as more and more companies enter into the same or similar market(s) which may be more heavily financed than are the Company.

            o Risks in short and long term and the actions you are taking to address them:
            Undercapitalization could impose growth restraints on the Company so as not to be able to enter other markets and regions as planned. If Sam Jeffries were not able to host the weekly talk show, this could impact the education and promotions done on a weekly basis.

            The Company is currently negotiating a bridge loan on its own, recently closed out an equity offering on its own, and has obtained a private placement commitment letter for 3 million to 6 million dollars with a major investment banking firm, Andrew Garrett, Inc.

            Should Sam Jeffries not be able to produce the radio show, the present co-hosts could produce and conduct the show. In addition, the Company has added Jim Zoppo of WRKO as a feature to our show which has expanded the audience reach into central Massachusetts, southern Maine and southern New Hampshire in conjunction with the Companies financial commitment with WRKO to assist in promotion of any or all of the Company's products each week on his garden talk radio show. The Company also anticipates that in order to reach a national audience it can franchise the Garden Guys concept throughout the country and have local talk shows discussing lawn and gardening techniques and problems indigenous to each local area.

            B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL
                     CONDITION AND RESULTS OF ITS OPERATIONS

Detailed information regarding the Company's operations is contained in the Financial Statements section of this registration statement. The following table sets forth, for the periods indicated, certain key information about the Company.

The Company financed its expenditures since its inception primarily through private placements for cash of 6% convertible debentures and convertible promissory notes totaling $328,215 and a $1,000,000 common stock offering commencing on January 3, 2006, in which $978,950 had been raised as of June 30, 2007. Of the 1,258,244 shares of stock offered, 442,917 were allocated to the convertible debenture holders and convertible promissory note holders at a conversion price of $.42 per share and 815,327 shares of common stock were made available to other accredited investors at $1.00 per share.

As of the date of this Registration Statement, the private placement commenced on January 3, 2006 is complete and an aggregate of $999,500 has been received from investors.

(A Development Stage Company)

                             Selected Financial Data

                 For the Years Ended September 30, 2006 and 2005
             and for the Six Months Ended March 31, 2007 (Unaudited)
                             Statement of Operations

                                                                          Six Months            Twelve Months       Twelve Months
                                                                             Ended                  Ended               Ended
                                                                         March 31, 2007       September 30, 2006  September 30, 2005
                                                                         --------------       ------------------  ------------------
                                                                          (Unaudited)
Revenues                                                                  $    30,104            $    50,111            $    78,946
Margin                                                                         10,004                  8,151                 45,471
Compensation Costs                                                              4,166                 16,667                 47,849
Selling, General and Administrative Expense                                   423,138                292,361                174,130
Other Income/(Expense)                                                         (3,431)              (263,130)               (82,912)
                                                                          -----------            -----------            -----------
Profit/(Loss) Before Taxes                                                $  (420,731)           $  (564,007)           $  (259,420)
                                                                          ===========            ===========            ===========
Loss per share-Basic and Diluted                                          $     (0.09)           $     (0.15)           $      (.07)
                                                                          ===========            ===========            ===========
Weighted Average Number of Shares
   Outstanding-Basic and Diluted                                            4,886,751              3,784,827              3,500,000
                                                                          ===========            ===========            ===========

                                 Balance Sheets

                                                                           Six Months           Twelve Months        Twelve Months
                                                                              Ended                  Ended               Ended
                                                                          March 31, 2007      September 30, 2006  September 30, 2005
                                                                         --------------       ------------------  ------------------
                                                                           (Unaudited)
ASSETS
Cash                                                                        $124,411                $226,322                $  3,953
Accounts Receivable                                                            6,345                   6,081                   2,775
Inventories                                                                   72,554                  29,174                   9,714
Fixed Assets                                                                  11,721                   2,711                     338
Other Assets                                                                     200                     200                     200
Prepaid Insurance Expense                                                     16,662                     -0-                     -0-
                                                                            --------                --------                --------
TOTAL ASSETS                                                                $231,893                $264,488                $ 16,980
                                                                            ========                ========                ========
LIABILITIES
Accounts Payable                                                            $174,447                $ 83,953                $ 81,159
Accrued Expenses                                                             167,051                  68,335                  49,255
Notes Payable-Current                                                        102,501                  67,319                 143,327
Note Payable-Long Term                                                         1,786                   7,058                   8,476
                                                                            --------                --------                --------
TOTAL LIABILITIES                                                           $445,785                $226,665                $282,217

STOCKHOLDERS EQUITY/(DEFICIT)
Common Stock (Note 1)                                                   $       498             $       481             $       350
Additional Paid in Capital                                                1,486,308               1,321,475                 471,206
Prepaid Expenses                                                                -0-                  (4,166)                 20,833
Accumulated (Deficit)                                                    (1,700,698)             (1,279,967)               (715,960)
                                                                        -----------             -----------             -----------
TOTAL STOCKHOLDERS EQUITY/(DEFICIT)                                     $  (213,892)            $    41,990             $  (265,237)
TOTAL LIABILITIES AND STOCKHOLDERS
   EQUITY/(DEFICIT)                                                     $   231,893             $   264,488             $    16,980
                                                                        ===========             ===========             ===========

Note 1:

Common Stock, $.0001 par value, 100,000,000 shares authorized, 4,976,426; 4,811,576 and 3,500,000 shares issued and outstanding respectively

The Company is a development stage company and did not generate any significant operating revenues from its inception on August 23, 2003 to September 30, 2006. The Company is currently focusing its efforts on developing and acquiring quality organic products and establishing a large viable distribution network for these products. While there is no assurance, the Company anticipates that by developing quality products and establishing a broad distribution network, it will be in a position to receive revenues in the future.

From its inception, the Company has incurred costs associated with the development and launching of its products, probable markets and business. The Company has established brand names, consumer recognition and interest in organics through private labels, the internet and radio and established a distribution network which would increase the quality and marketability of the Company's products. While there is no assurance, management believes that the Company's products will commence generating revenues during the first quarter of 2007.

The Company financed its expenditures through sales pursuant to private placements of its securities. It raised $125,000 between August and December of 2003 from the private placement of its 6% Convertible Debentures. There also were issued two 6% convertible promissory notes to two individual accredited investors in the aggregate amount of $15,000 (one note for $10,000 and the other for $5,000). In addition there was issued a series of non-interest bearing convertible notes to a director of the Company from March 2004 to March 2006 in the aggregate amount of $188,218. All the debentures and notes were issued for cash and later converted by the holders thereof to 880,476 shares of common stock, at the stipulated exercise price of $.42 per share in payment of the outstanding principal and any accrued interest thereon.

The Company also financed its expenditures primarily through the sale of its common stock. Since inception through March, 2007, the Company issued 4,976,426 shares of common stock. It raised an aggregate of $924,123 pursuant to certain subscriptions it received from the stock offering in 2006 to March 2007 for cash at $1.00 per share and through the conversion of the 6% convertible debenture, and convertible promissory notes issued. 671,890 of these shares were issued as free-trading shares under Rule 504 of Regulation D of the Securities Act of 1933, as amended. A total of 4,304,536 of the Company's outstanding common shares were restricted as of March 31, 2007.

From inception through December 31, 2006 the Company's selling, general and administrative expenses were $1,232,436. These expenses are partially offset by income from radio ads, website, garden and cleaning products sales in the amount of $217,197.

As of March 31, 2007, the Company had current assets of $203,310 and $28,583 in furniture, equipment and other assets, resulting in total assets of $231,893. The Company's current liabilities were $263,347.

                          Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below.

Principles of Accounting

The Company employs the accrual method of accounting for both financial statements and tax purposes. Using the accrual method, revenues and related assets are recognized when earned, and expenses and the related obligations are recognized when incurred. The Company has elected a September 30 year end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company applies the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We earn our revenues from the distribution of garden and cleaning products to retailers and directly to consumers via our internet site and from advertising contracts. Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Revenue from garden and cleaning products is recognized upon shipment of the product. The distribution of products is governed by purchase orders or direct sale agreements which fix the price and delivery date. The Company records a provision for product returns and price markdowns as a reduction of gross sales at the time the product passes to these retailers or consumers. The provision for anticipated product returns and price markdowns is primarily based upon the Company's analysis of historical product return and price markdown results. Should product sell-through results at retail store locations fall significantly below anticipated levels this allowance may be insufficient. The Company will review the adequacy of its allowance for product returns and price markdowns and if necessary will make adjustments to this allowance on a quarterly basis. In compliance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs," distribution costs charged to customers are recognized as revenue when the related product is shipped. Advance payments are recorded on the Balance Sheet as deferred revenue until the revenue recognition criteria is met.

Revenue from radio advertising is derived from two sources, the sale of commercial spots on the Garden Guys radio talk show and hosting live remote broadcasts. Revenue from radio advertising is recognized after the commercial has been aired and/or a remote broadcast has taken place. Customers will prepay for radio spots or remote broadcasts at the time they contract with the Company to air their commercials or host a remote broadcast. The Company will carry this prepayment as a liability, until such time as economic performance takes place. Money received is refundable prior to the airing of commercials or the airing of the remote broadcast, adjusted by any production or other direct costs incurred up to that point in time.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original a maturity of three months or less at the time of purchase to be cash equivalents. During fiscal 2006, the Company maintained cash in bank accounts which, at times, exceeded Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on this account and believes their risk to be minimal.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. The Company feels that the entire balance of accounts receivable as of March 31, 2007, September 30, 2006 and 2005 is collectable and therefore no allowance has been taken.

Inventory

The inventory is stated at the lower of cost (first-in-first-out method) or market. Inventory items consist of raw material and finished goods. Raw materials consist of labels, bottles, sprayers and shipping materials. Finished goods consist of fertilizer bags and bottles of organic cleaning products ready for shipment. The inventory consists of newly purchased items; therefore, there is currently no allowance for excess or obsolete inventory.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Expenditures for minor replacements, maintenance and repairs which do not increase the useful lives of the property and equipment are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation and amortization are computed using the straight-line method over estimated useful lives of five to seven years.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense primarily consists of the Company's two hour weekly radio Garden Call In program with Clear Channel Communications and Citadel Communications Company. The total annual advertising expense for the contract with Clear Channel and Citadel Communications is $41,700 and $30,030 for the years ended September 30, 2006 and 2005, respectively. The Company also advertises its products throughout area garden clubs and its own website.

Income Taxes

The Company is a C Corporation registered in the state of Delaware. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS No. 109 income taxes are recognized for the following: i) amount of taxes payable for the current year, and ii) deferred tax assets and liabilities for the future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using statutory tax rates and are adjusted for tax rate changes. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net Income (Loss) per Share Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 153, "EXCHANGES OF NONMONETARY ASSETS AN AMENDMENT OF APB OPINION NO. 29", based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement is effective during fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "SHARE-BASED PAYMENT". This Statement revises SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" and supersedes APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. This Statement is effective as of the first reporting period that begins after June 15, 2005. The Company has evaluated the provisions of SFAS 123(R) and determined that the share based employee compensation programs are a valuable instrument in retaining and rewarding employees and, as a result, the Company will appropriately expense the costs of administering share based compensation programs as required by SFAS 123(R).

In November 2004, the FASB issued SFAS No. 151, "INVENTORY COSTS", an amendment of ARB No. 43, Chapter 4 (SFAS 151), to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company's financial statements.

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections, ("SFAS 154"). SFAS 154 replaces Accounting Principle Bulletin No. 20 ("APB 20"), and Statement of Financial Accounting Standard No. 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS 3"), and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle, whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for fiscal years beginning after December 15, 2005. Our adoption of SFAS 154 is not expected to have a material impact on our results of operations or financial position.

In February 2006, the FASB issued SFAS Statement No. 155, "ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS--AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140" ("SFAS 155"). This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "APPLICATION OF STATEMENT 133 TO BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS." This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued for the Company for fiscal year begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "FAIR VALUE MEASUREMENTS" ("SFAS 157"). While SFAS 157 formally defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements, it does not require any new fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is required to be adopted effective January 1, 2008 and the Company does not presently anticipate any significant impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS - AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106 AND 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the funded status of its defined benefit pension and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through other comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the benefit obligation, which is represented by the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans. SFAS 158 requires the recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost in accordance with existing accounting principles.

Amounts required to be recognized in accumulated other comprehensive income, including gains and losses and prior service costs or credits are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of existing accounting principles. In addition, SFAS 158 requires plan assets and obligations to be measured as of the date of the employer's year-end statement of financial position as well as the disclosure of additional information about certain effects on net periodic benefit cost for the next fiscal year from the delayed recognition of the gains or losses and prior service costs or credits.

The Company is required to adopt those provisions of SFAS 158 attributable to the initial recognition of the funded status of the benefit plans and disclosure provisions as of December 31, 2006. Those provisions of SFAS 158 applicable to the amortization of gains or losses and prior service costs or credits from accumulated other comprehensive income to the net periodic benefit cost are required to be applied on a prospective basis effective January 1, 2007. The Company does not anticipate that the adoption of SFAS 158 will have any impact on its financial statements.

Reclassifications

Certain immaterial amounts from prior years have been reclassified to conform to the 2006 presentation.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short-term maturity of these instruments. The carrying value of notes payable approximates fair value because negotiated terms and conditions are consistent with current market rates.

Equity Issuances for Services

We account for all transactions under which employees, officers and directors receive shares of stock in accordance with the provisions of Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees". In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock -Based Compensation", we adopted the pro-forma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employees, officers and directors stock option plan other than for those options issued to non-employees for other services. Issuances of stock to employees are valued at the fair market value at the time of issuance or when earned by the agreement, and then expensed over the respective term of such agreement.

We account for non-employee equity transactions in accordance with SFAS No. 123 and EITF 96-18. The valuing of such equity considers the fair value of the stock at issuance or contract date, the volatility of the stock, risk free rates of return, the term for which services are to be rendered and the date upon earning such equity. We may utilize the Black Scholes formula to arrive at the intrinsic value of certain equity rights issued for services for non-employee issuances.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes. Management judgment is required in determining our provision of our deferred tax asset. We recorded a valuation for the full deferred tax asset from our net operating losses carried forward due to our not having demonstrated any consistent profitable operations. In the event that the actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust such valuation as recorded.

ITEM 3. DESCRIPTION OF PROPERTY

The Company is in a "tenant at will" agreement with Leo S. Arcand (Lessor) of 114 Broadway, Raynham, MA. The premises encompass the North side of a one story, commercial, wood building with approximately 500 square feet of office space. The monthly lease payment is $600.00 per month. It is located in an area that has easy access to major highways. Products are received and shipped by contract carriers.

The Company also leases storage space at two locations. The cleaning bottle inventory including concentrate, bottles, sprayers, labels and cartons is stored at our fulfillment house, Webco Chemical in Dudley, Massachusetts. The storage and picking is performed as a function of bottling and the Company is not separately charged for storage. We utilize about 7,500 sq. ft. of space. We do not have a warehouse agreement with Webco.

The Company's dry gardening products, including organic fertilizers are stored at a facility in North Smithfield, Rhode Island. It is owned by Banneker Industries and we utilize about 600 sq. ft. for which we pay $.80 per square foot with a minimum charge of $500 per month. The arrangement runs to January 31, 2008. Banneker charges us separately for picking.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 5, 2007 certain information with respect to the beneficial ownership of the common stock by (1) each person known by us to beneficially own more than 5% of our outstanding shares, (2) each of our directors, (3) each named executive officer and (4) all of our executive officers and directors as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name.

                                                                                  AMOUNT AND
                                                                                   NATURE OF         PERCENT OF
NAME AND ADDRESS OF                                                              (1)BENEFICIAL       OUTSTANDING
BENEFICIAL OWNER                                                                 OWNERSHIP (3)         SHARES
--------------------                                                             -------------       -----------
Samuel F.H. Jeffries                                                              1,500,000            30.53%

Stephen B. Jeffries                                                                  25,000             0.51%

Leonard B. Colt, Jr.                                                                150,000             3.05%

Jerry Adelstein                                                                   1,338,065            27.24%

Joanne L.H.Anderson                                                                 256,940             5.23%

Laurie Basch-Levy                                                                    75,000             1.53%

Michael Ernst                                                                        43,877             0.89%

All Executive Officers and Directors as a Group (7 persons)                       3,388,882            68.98%

Bruno Kordish                                                                       500,000(2)         10.18%

----------
(1) Beneficial ownership so determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

(2)   Bruno   Kordish   disclaims   beneficial   ownership  to  150,000   shares
      beneficially owned by his former wife Maryanne Kordish.

(3)   Includes shares that may be acquired within the next 60 days.

Applicable percentage of ownership is based on 4,912,533 shares of our common stock outstanding on March 20, 2007.

The address of each of the executive officers and directors is care of Organic Sales and Marketing, Inc. 114 Broadway, Raynham, MA 02767.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

                                   MANAGEMENT

The following table sets forth our current directors, officers, and significant employees, their ages, and all offices and positions with our company:

NAME                           AGE                        POSITION
----                           ---                        --------
Samuel F.H. Jeffries           45       President, Chief Executive Officer and
                                        Chairman of the Board of Directors
Stephen B. Jeffries            46       Director
Leonard B. Colt, Jr.           70       Director, Secretary
Jerry Adelstein                74       Director
Joanne L.H. Anderson           49       Director, Vice President
Laurie Basch-Levy              53       Director and Member of Audit Committee
Michael Ernst                  55       Director
Mark J. McEvoy                 54       Treasurer and Chief Financial Officer

The following is a biographical summary of our directors and officers:

Samuel F.H. Jeffries has been president, Chief Executive Officer, and Chairman of the Board of Directors since inception. He is also a member of the Executive Committee. Prior to such time, he was president and co-managing member of Garden Connections, LLC, from its inception in 2002. From 1999 to 2001, Mr. Jeffries was Eastern Regional Sales Manager and area manager for Etera Corporation, a wholesale garden products distributor based in Mount Vernon, Washington. His responsibilities included sales, management, forecasts, hiring, computer training, new accounts, budgeting, advertising and promotions. From 1992 to 2000, Mr. Jeffries owned and operated Jeffries Horticultural Sales and Jeffries Landscape and Design, based in Franklin, Massachusetts. In 1984, Mr. Jeffries received his Bachelor of Science degree in environmental design from the University of Massachusetts at Amherst. He minored in arboriculture. He was also a certified Occupational Education instructor at the Norfolk County Agricultural High School, Walpole, MA. He is the first cousin of Stephen B. Jeffries, a director.

Joanne L.H. Anderson, Director, Vice President and member of the Executive Committee Designer, Artist and Art Director of North American Carrousel Company since 1980 has been a director since May, 2005 and is utilizing her artistic designing talents in creating our logos, labels, packaging and our websites. She also oversees the Company's advertising and marketing. Since 1980, Joanne has been employed as an artist, designer, and head of the art department of North American Carrousel Company located in Minneapolis, Minnesota. She is experienced in website design and graphic and commercial art. She is trained as an artistic painter, sculptor and art conservationist. She apprenticed for four years with leading portrait artist Jerome Ryan. She majored in art at Hamline University in Saint Paul, Minnesota and has restored paintings and ceilings in the Minnesota State Capital and St. Paul Courthouse

Len Colt, has been our director since the inception. Since 1993.He has been owner of Pegasus Marketing & Sales based in Little Compton, Rhode Island. Pegasus is in the packaging consultancy firm and sales representative for various packaging manufacturers. In 1958, Mr. Colt received his bachelor of arts degree in history from Middlebury College located in Middlebury, Vermont.

Jerry Adelstein, has been a director since the inception and is a member of the Audit Committee and is a member of the Executive Committee. Since 1968, he has been the president of H&J Associates, a textile sales company, based in Long Island, New York. In 1953, he received a bachelor of science in economics from Alfred University, in New York State. In 1957, he received a Masters in business administration in economics from New York University.

Stephen B. Jeffries, has been a director since the inception. He has been the owner of S.B. Jeffries Consultants since 1990. S.B. Jeffries Consultants is based in Boston, Massachusetts, and is in the business of equity analysis and financial portfolio and estate management. In 1983, he received a bachelor of arts in economics from the University of Chicago. He has completed C.F.A. Level 1 Examination and C.F.P. Level 1 Examination.

Laurie Basch-Levy, Director and is a member of the Audit Committee Foremost textile designer, creating designs widely used by major fashion designers in New York City until 1982 when she became treasurer of The George Basch Co. In January 2001 she became President and CEO of The George Basch Co., a privately owned manufacturer and global distributor of the product Nevr-Dull Metal Polish, which was formed in and has operated since 1929. This may give rise to a potential conflict inasmuch as the Company has a business relationship with Nevr-Dull and is negotiating a licensing agreement with them (see "Business of the Company", above). Ms. Basch-Levy and the Company will endeavor to avoid any such conflict by excluding her from any decision making or Board votes referable to Nevr-Dull. She received her degree from the Fashion Institute of Technology in New York

City.

Michael Ernst, Director, since the inception; Senior Energy Consultant, Tetra Tech Ec Inc. since 2006 an engineering and consulting firm; Vice President of Permitting and Siting for TransEnergie U.S. Ltd. 2001-2006 specializing in environmental engineering; Associate Attorney, Rubin & Rudman, Boston, specializing in environmental law; General Counsel and Legislative Director of the Massachusetts Department of Telecommunications and Energy, 1992-2001; Hearing Officer for the Massachusetts Energy Facilities Siting Board, 1990-1992; Counsel to the Joint Committee on Energy of the Massachusetts Legislature, 1984-1990; Safe Energy Advocate, MASSPIRG, 1981-1983. He received his degrees from Northeastern University School of Law, J.D., and Davidson College, B.S.

Mark J. McEvoy, was elected Treasurer and Chief Financial Officer on November 15, 2006. He has practiced in the accounting profession for 32 years, during which period he owned and operated an Accounting and Tax practice from 1986 to 1996. He graduated from Bentley College in 1977 with a Bachelor's degree in Accounting. Immediately prior to joining the Company he served 5 years as the CFO of WareRite Distributors, Inc. a fabricator of and distributor of laminate countertop products.

B. Significant Employees.

We intend to enter into employment agreements with our officers and significant employees, but we have not yet done so.

We have not compensated our directors for serving in such capacity, and we have not adopted a policy for compensating them.

C. Family Relationships. Samuel F.H. Jeffries and Stephen B. Jeffries are first cousins.

D. Involvement in Certain Legal Proceedings. None

E. The Executive Committee and the Audit Committee of the Board are separate committees. Stephen Jeffries is a qualified financial expert.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the aggregated compensation awarded to, earned by or paid to our Chief Executive Officer and our other executive officers as a group or directors for all services rendered in all capacities.

                           SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------
Name and      Year     Salary     Bonus     Stock     Option     Non-Equity     Change in     All Other      Total
Principal              ($)        ($)       Awards    Awards     Incentive      Pension       Compensation   ($)
Position                                    ($)       ($)        plan           Value and     ($)
                                                                 Compensation   Nonqualified
                                                                 ($)            Deferred
                                                                                Compensation
                                                                                Earnings
                                                                                ($)

(a)           (b)      (c)        (d)       (e)       (f)        (g)            (h)           (i)            (j)
----------------------------------------------------------------------------------------------------------------------
PEO           2006     21,154     -0-       -0-       -0-        -0-            -0-           6,000          27,154
Sam Jeffries  2005     -0-        -0-       -0-       -0-        -0-            -0-           -0-
----------------------------------------------------------------------------------------------------------------------

All officers and directors as a group were paid aggregate salaries of $49,866.00 for the fiscal year ended September 30, 2006.

The Company has not granted any of the following during or after its fiscal year ended September 30, 2006:

      Grants of Plan-Based Awards

      Equity Awards

      Pension Benefits

      Nonqualified Deferred Compensation

      Director Compensation

No Executive Officer or Director held stock options during the 2006 fiscal year or to date during the current fiscal year.

The company anticipates electing a compensation committee which can develop and establish clear compensation policies and compensation committee procedures for disclosing these policies.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We pay $1,000 per year to Jeffries Landscape & Design (a company owned by, Samuel F.H. Jeffries) for the storage of certain products we sell.

We have a contract with Pegasus Marketing & Sales, owned by Leonard B. Colt, Jr. The contract provides for a payment of $1,250 per month to Pegasus and reimbursement of expenses incurred at trade shows, and other expenses agreed to by the parties. The contract provides that Pegasus will provide us with consulting services for all aspects of our business including, but not limited to, administrative, sales and marketing. The agreement can be terminated on one month's notice by either party. As of December 31, 2006, we owed Pegasus Marketing $25,544.

We owe three notes payable to Samuel F.H. Jeffries and his wife Yvonne M. Jeffries in an aggregate amount of $45,000 ($20,000, $20,000 and $5,000) plus interest at the rate of 10% per annum which are being amortized in monthly payments aggregating $635.55 per month. The first $20,000 note matures December 20, 2011, the second $20,000 note matures January 16, 2012, and the third $5,000 note matures March 25, 2012.

There was a consulting agreement between us and Joanne L.H. Anderson which provides for her services in connection with the operation of our internet sales business, which services included among other things the building and designing of our website, implementation of our e-commerce capabilities, product logo designs, designing our company logo and designing our "Garden Guys" trademark logo. The agreement commenced February 1, 2003 and terminated February 28, 2005. Ms. Anderson received on August 27, 2003, 250,000 shares of restricted common stock for these services pursuant to our agreement. The Company valued the issuance of stock at $25,000 and expensed that amount for the fiscal years 2003, 2004 and 2005. Based on an estimate of the value of the services provided, the value of the stock was set at $.10 per share, as there was no readily ascertainable market value for the stock at the time it was earned. In lieu of valuing the stock, the Company valued the services it received based upon similar services provided by unrelated parties.

Jerry Adelstein also had a consulting agreement with us which commenced September 1, 2002 and terminated August 30, 2005 pursuant to which he performed consulting services in connection with our business, including but not limited to: financial planning on an on-going strategic basis, long term investment policies and product development, promotion and sales. Mr. Adelstein on or about August 27, 2003 received 850,000 shares of restricted common stock for his services pursuant to our agreement and in payment of $9,178 cash loan we owed to him. In addition, Mr. Adelstein received on or about January 1, 2007, 200,117 shares of restricted common stock in payment of a $74,418 promissory Convertible Note with accrued interest of $9,629 or an aggregate of $84,047 at a conversion price of $.42 per share. Also on the same date he received 287,948 shares of restricted common stock in payment of another Convertible Note in the amount of $113,800.00 plus accrued interest of $7,138.00 or an aggregate of $120,938 at the same conversion exercise price.

Stephen B. Jeffries holds a demand note dated February 4, 2002, payable by the Company in the amount of $20,000 with interest at the rate of 12% per annum. Any interest not paid according to its terms shall accrue interest and be added to the principal. As of December 31, 2006 the balance owed on the Note is $35,968 including accrued and unpaid interest.

Bruno Kordich, an affiliated shareholder, received on September 30, 2004, 150,000 restricted shares of common stock valued at $.0001 par value in a non-cash transaction for financial advisory and consulting services rendered from April, 2004 to September 2004 on our behalf in connection with the valuation and acquisition of new organic-based products for development and marketing as well as acquiring ownership interests therein. In addition, Mr. Kordich has received, as of January 1, 2007, an additional 500,000 restricted shares for additional services rendered since
September, 2004, of which 150,000 shares were issued to MaryAnn Kordich and to which shares Mr. Kordich disclaims any beneficial interest. The Company valued the first issuance of stock at $15.in the aggregate and expensed the amount in fiscal year 2003. The value of the stock was set at par and is considered founders stock. The Company valued the second issuance of stock at $50,000 and expensed that amount for the fiscal years 2004 and 2005. Based on an estimate of the value of the services provided, the value of the stock was set at $.10 per share, as there was no readily ascertainable market value for the stock at the time it was earned. In lieu of valuing the stock, the Company valued the services it received based upon similar services provided by unrelated parties.

      The Company's management believes that the transactions and agreements with related parties as described above including arrangements with consultants were on terms more favorable to the Company than might have been obtained from unaffiliated third parties.

ITEM 8. DESCRIPTION OF SECURITIES.

GENERAL

(a) Common Stock.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of capital stock, of which 100,000,000 are shares of Common Stock, par value $.0001 per share (the "Common Stock").

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

All common shares are equal to each other with respect to voting and dividend rights and are equal to each other with respect to liquidation rights. Special meetings may be called by the Board of Directors or by any officer instructed by the directors to call the meeting. The shareholders have no right to call special meetings. Holders of common shares are entitled to one vote at any meeting of the shareholders for each common share they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a majority of the outstanding common shares entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the common shares represented at the meeting will govern, even if this is substantially less than a majority of the common shares outstanding. Directors are elected by a plurality of votes. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and on liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share, except outstanding options. The shares do not have cumulative voting rights, which means that the holders of more than fifty percent of the common shares voting for election of directors may elect all the directors, if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty will not be able to elect directors.

This description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities. None

(c) Other Securities To Be Registered. None

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      (a) Market Information. The Company's common stock is not traded on any stock exchange or on the over-the-counter market. The Company is not aware of any market activity in its stock since its inception through the date of this filing.

      (b) Holders. As of March 20, 2007, there are 109 record holders of 4,412,533 shares of the Company's common stock.

      (c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On August 27, 2003 we issued 150,000 restricted shares to Leonard B. Colt, Jr. pursuant to a consulting agreement for services rendered to us in connection with the administration of our business and the sales and marketing of our products. Also, on July 26, 2006 we issued 6,938 restricted shares in payment of a $2,500 Convertible Debenture Note issued to him for cash plus accrued interest thereon at the exercise price of $.42 per share.

On August 27, 2003 we issued 850,000 restricted shares to Jerry Adelstein pursuant to a consulting agreement for services rendered and in payment of $9,178 cash loans made by him to the Company. In addition there were issued to Mr. Adelstein a series of non-interest bearing convertible notes for cash loans made by him from March 2004 to March 2006 in the amount of $188,218. These notes were converted at the conversion price of $.42 per share to 488,065 restricted shares of common stock in January of 2007.

On August 27, 2003 we issued 250,000 restricted shares to Joanne Anderson for services rendered in revising and updating our web site, logo's, labels, packaging design, product development and advertising. Also, on July 26, 2006 we issued to her and her husband, Howard Anderson, as joint tenants 6,940 restricted shares in payment of our $2,500. 6% Convertible Debenture issued to them for a cash loan accrued interest thereon at the conversion price of $.42 per share.

On May 4, 2005 we issued 25,000 restricted shares of common stock to Stephen F. McCarthy pursuant to a Separation Agreement between Mr. McCarthy and the Company. In addition to the issuance of the common stock, the Company forgave an indebtedness of $16,059 he owed to the Company.

On December 21, 2006 we issued 14,003 shares of common stock to Robert Adelstein, an accredited investor, upon his conversion of our $5,000 Convertible Promissory Note dated June 24, 2004 issued for a cash loan at the exercise price of $.42 per share in payment of the principal balance and accrued interest thereon.

On December 21, 2006 we issued 27,896 shares of common stock to Vincent Innone, an accredited investor, upon his conversion of our $10,000 6% Convertible Note dated March 25, 2004 issued for a cash loan at the exercise price of $.42 per share in payment of the principal balance and accrued interest thereon.

In each of the above issuances, our shares were issued in reliance on the exemption from registration provided by

Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. All of the above issuances of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Each of the accredited investors is a sophisticated investor and had access to information normally provided in a prospectus regarding us. The transactions were not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved, size of the transactions, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the investors had the necessary investment intent as required by Section 4(2) since all, except those who received free trading shares pursuant to Rule 504 of the 1933 Act, agreed to and received a share certificates, bearing a legend stating that such shares are restricted pursuant to Rule 144 of the Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering". Based on an analysis of the above factors, we believe we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transactions.

Commencing January 3, 2006, the Company conducted an offering of 1,258,244 shares of its common stock up to the aggregate limit of $1,000,000 at prices not exceeding $1.00 per share to accredited investors in reliance upon the exemption pursuant to Rule 504 of Regulation D of the Securities Act of 1933 and to holders of the Company's 6% Convertible Debentures or the holders of its convertible promissory notes at the conversion exercise price of $.42 per share. This offering qualifies under Rule 504 of Regulation D because cash proceeds are $1,000,000 or less and by virtue of the registration of the offering by qualification pursuant to Section 49:3-61 of the New Jersey Uniform Securities Laws (1997) and pursuant to Section 35(e) of the New York General Business Law. Shares issued in states other than the states of New Jersey and New York qualified for exemption from registration pursuant to Rule 506 of the 1933 Securities Act or the Uniform Accredited Investor Exemption Rule. As of December 31, 2006 the Company had issued 431,100 shares of its common stock for cash at $1.00 per share to accredited investors and had issued 880,476 shares to convert a total of $328,218 of debt and $41,582 of related interest on the debt. As of the date of this Registration Statement, the Rule 504 offering is complete and the Company has sold 999,500 shares of its common stock for cash proceeds of $999,500.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company's Amended and Restated Bylaws provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation or bylaws that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

      o any breach of the director's duty of loyalty to the corporation or its stockholders;

      o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      o payments of unlawful dividends or unlawful stock repurchases or redemptions; or

      o any transaction from which the director derived an improper personal benefit.

The Company's Amended and Restated Bylaws provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

SEC POSITION ON INDEMNIFICATION FROM SECURITIES ACT LIBILITY

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that it is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                    SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 27, 2007


                                 ORGANIC SALES AND MARKETING, INC.
                                 Registrant

                                 By: /s/ SAMUEL F.H. JEFFRIES
                                     ------------------------
                                 Samuel F.H. Jeffries
                                 Chairman, President and Chief Executive Officer

                        Organic Sales and Marketing, Inc.
                          (A Development Stage Company)

                     Financial Statements for the Six Months
                    Ended March 31, 2007 and 2006 (Unaudited)
                 and the Years Ended September 30, 2006 and 2005
                      and Report of Independent Registered
                             Public Accounting Firm

                                    CONTENTS

Report of Independent Registered Public Accounting Firm....................... 3

Balance Sheets................................................................ 4

Statements of Operations...................................................... 6

Statements of Stockholders' Equity (Deficit)...................................7

Statements of Cash Flows...................................................... 8

Notes to the Financial Statements............................................. 9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Audit Committee
Organic Sales and Marketing, Inc.
Raynham, MA

We have audited the accompanying balance sheets of Organic Sales and Marketing, Inc. (a Development Stage Company) as of September 30, 2006 and 2005, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and for the period August 23, 2003 (inception) through September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Organic Sales and Marketing, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended and for the period August 23, 2003 (inception) through September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has incurred substantial losses from operations and has limited sales of its products which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 13 to the financial statements, management discovered errors in the reporting of the Company's accounting for the Company's equity transactions as of September 30, 2006 as well as the accounting for the beneficial conversion feature related to convertible debt. Accordingly, the financial statements as of and for the year ended September 30, 2006 have been restated to correct the errors.

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
January 19, 2007 except for Notes 2, 5, 6, 11 and 13 dated July 5, 2007.

                        ORGANIC SALES AND MARKETING, INC.
                         (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS

                                                          For the Years Ended
                                           March 31,         September 30,
                                         -----------   -------------------------
                                            2007          2006           2005
                                         -----------   ----------     ----------
                                         (Unaudited)   (Restated)     (Restated)

CURRENT ASSETS
    Cash and cash equivalents             $124,411      $226,322      $  3,953
    Accounts receivable, net                 6,345         6,081         2,775
    Inventories                             72,554        29,174         9,714
                                          --------      --------      --------
      Total Current Assets                 203,310       261,577        16,442
                                          --------      --------      --------
PROPERTY AND EQUIPMENT, NET                 11,721         2,711           338
                                          --------      --------      --------
OTHER ASSETS
    Prepaid Expense                         16,662            --            --
    Deposits                                   200           200           200
                                          --------      --------      --------
      Total Other Assets                    16,862           200           200
                                          --------      --------      --------
      TOTAL ASSETS                        $231,893      $264,488      $ 16,980
                                          ========      ========      ========

   The accompanying notes are an integral part of these financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                           Balance Sheets (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                          For the Years Ended
                                                                                             September 30,
                                                                  March 31,         -------------------------------
                                                                    2007                2006                2005
                                                                -----------         -----------         -----------
                                                                (Unaudited)          (Restated)          (Restated)
CURRENT LIABILITIES
    Accounts payable                                            $   174,447         $    83,953         $    81,159
    Accrued expenses                                                146,520              50,990              15,219
    Accrued interest payable                                         20,531              17,345              34,036
    Line of credit                                                   51,348              15,000                  --
    Current portion of convertible notes payable,
     net of conversion discount - related parties                        --                  --              16,291
    Current portion of convertible notes payable,
     net of conversion discount                                          --                  --              82,506
    Current portion of notes payable - related parties               51,153              52,319              44,530
                                                                -----------         -----------         -----------
      Total Current Liabilities                                     443,999             219,607             273,741
                                                                -----------         -----------         -----------
LONG-TERM LIABILITIES
    Notes payable - related parties                                   1,786               7,058               8,476
                                                                -----------         -----------         -----------
      Total Long-Term Liabilities                                     1,786               7,058               8,476
                                                                -----------         -----------         -----------
      Total Liabilities                                             445,785             226,665             282,217
                                                                -----------         -----------         -----------
STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $0.0001 par value; 100,000,000 shares
     authorized, 4,976,426, 4,811,576 and 3,500,000 shares
     issued and outstanding, respectively                               498                 481                 350
    Additional paid-in capital                                    1,486,308           1,321,475             471,206
    Prepaid Expenses                                                     --              (4,166)            (20,833)
    Deficit Accumulated during the Developmental Stage           (1,700,698)         (1,279,967)           (715,960)
                                                                -----------         -----------         -----------
      Total Stockholders' Equity (Deficit)                         (213,892)             37,823            (265,237)
                                                                -----------         -----------         -----------
      TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY (DEFICIT)                           $   231,893         $   264,488         $    16,980
                                                                ===========         ===========         ===========

   The accompanying notes are an integral part of these financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                                                                                                Accumulated from
                                                                                                                 August 23, 2003
                                                                                                                   (inception)
                                                     For the Six Months              For the Years Ended             through
                                                       Ended March 31,                  September 30,               March 31,
                                               ----------------------------     -----------------------------   ----------------
                                                   2007             2006            2006             2005             2007
                                               -----------     ------------     ------------     ------------   ----------------
                                               (Unaudited)      (Unaudited)      (Restated)       (Restated)

REVENUES
    Product sales, net                         $    30,104      $    16,409      $    25,000      $    32,806      $   132,185
    Services                                            --            2,527           25,111           46,140          110,433
                                               -----------      -----------      -----------      -----------      -----------
      Total Revenues                                30,104           18,936           50,111           78,946          242,618
COST OF SALES                                       20,100           11,843           41,960           33,475          114,588
                                               -----------      -----------      -----------      -----------      -----------
    GROSS PROFIT                                    10,004            7,093            8,151           45,471          128,030
                                               -----------      -----------      -----------      -----------      -----------
OPERATING EXPENSES
    Compensation Costs                               4,166            8,334           16,667           47,849          190,000
    Selling, general and administrative            423,138          105,516          292,361          174,130        1,232,436
                                               -----------      -----------      -----------      -----------      -----------
      Total Operating Expenses                     427,304          113,850          309,028          221,979        1,422,436
                                               -----------      -----------      -----------      -----------      -----------
LOSS FROM OPERATIONS                              (417,300)        (106,757)        (300,877)        (176,508)      (1,294,406)
                                               -----------      -----------      -----------      -----------      -----------
OTHER INCOME (EXPENSE)
    Interest  income                                 2,228               --            2,934               --            5,292
    Interest expense                                (5,659)         (47,303)        (266,064)         (82,912)        (411,584)
                                               -----------      -----------      -----------      -----------      -----------
      Total Other Income (Expense)                  (3,431)         (47,303)        (263,130)         (82,912)        (406,292)
                                               -----------      -----------      -----------      -----------      -----------
NET LOSS BEFORE INCOME TAXES                      (420,731)        (154,060)        (564,007)        (259,420)      (1,700,698)
INCOME TAX EXPENSE                                      --               --               --               --               --
                                               -----------      -----------      -----------      -----------      -----------
NET LOSS                                       $  (420,731)     $  (154,060)     $  (564,007)     $  (259,420)     $(1,700,698)
                                               ===========      ===========      ===========      ===========      ===========
LOSS PER SHARE-
      Basic and Diluted                        $     (0.09)     $     (0.04)     $     (0.15)     $     (0.07)
                                               ===========      ===========      ===========      ===========
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING-
      Basic and Diluted                          4,886,751        3,500,000        3,784,827        3,500,000
                                               ===========      ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)
        For the period August 23, 2003 (inception) through March 31, 2007

                                                                                       (Deficit)
                                                                                      Accumulated                      Total
                                                                        Additional     during the                  Stockholders'
                                                 Common Stock            Paid-In       Development    Prepaid         Equity
                                            Shares         Amount        Capital          Stage       Expenses       (Deficit)
                                           ---------    -----------    -----------   -------------  -----------    -------------
Balance, August 23, 2003 (inception)              --    $        --    $        --   $        --    $        --    $        --
Value attributed to discount on
  convertible note                                --             --        112,500                                     112,500
Shares issued for services at
  $.0001/share                             1,600,000            160             --                                         160
Cash Contribution to Capital                                                 2,328                                       2,328
Shares issued for services at
  $.10/share                               1,250,000            125        124,875                     (125,000)            --
Amortization of Prepaid Expenses                                                                         49,433         49,433
Net loss for the year ended
  September 30, 2003                                                                    (119,383)                     (119,383)
                                           ---------    -----------    -----------   -----------    -----------    -----------
Balance, September 30, 2003 (restated)     2,850,000    $       285    $   239,703   $  (119,383)   $   (75,567)   $    45,038
                                           ---------    -----------    -----------   -----------    -----------    -----------
Value attributed to discount on
  convertible note                                --             --         80,274                                      80,274
Cash Contribution to Capital                                                   350                                         350
Shares issued for services at
  $.10/share                                 150,000             15         14,985            --             --         15,000
Shares issued for services at
  $.10/share                                 500,000             50         49,950                      (50,000)            --
Amortization of Prepaid Expenses                                                                         56,885         56,885
Net loss for the year ended
  September 30, 2004                                                                    (337,157)                     (337,157)
                                           ---------    -----------    -----------   -----------    -----------    -----------
Balance, September 30, 2004 (restated)     3,500,000    $       350    $   385,262   $  (456,540)   $   (68,682)   $  (139,610)
                                           ---------    -----------    -----------   -----------    -----------    -----------
Value attributed to discount on
  convertible note                                --             --         85,944            --                        85,944
Amortization of Prepaid Expenses                                                                         47,849         47,849
Net loss for the year ended
  September 30, 2005                              --             --             --      (259,420)                     (259,420)
                                           ---------    -----------    -----------   -----------    -----------    -----------
Balance, September 30, 2005 (restated)     3,500,000    $       350    $   471,206   $  (715,960)   $   (20,833)   $  (265,237)
                                           ---------    -----------    -----------   -----------    -----------    -----------
Value attributed to discount on
  convertible note                                --             --         49,500            --                        49,500
Amortization of Prepaid Expenses                                                                         16,667         16,667
Shares issued for cash at $1.00/share        431,100             43        431,057            --                       431,100
Shares issued for conversion of debt
  at $.42/share                              880,476             88        369,712            --                       369,800
Net loss for the year ended
  September 30, 2006                              --             --             --      (564,007)                     (564,007)
                                           ---------    -----------    -----------   -----------    -----------    -----------
Balance, September 30, 2006
  (restated)                               4,811,576    $       481    $ 1,321,475   $(1,279,967)   $    (4,166)   $    37,823
                                           ---------    -----------    -----------   -----------    -----------    -----------
Shares issued for cash at $1.00/share        164,850             16        164,833            --                       164,849
Amortization of Prepaid Expenses                                                                          4,166          4,166
Net loss for the six months ended
  March 31, 2007 (unaudited)                      --             --             --      (420,731)                     (420,731)
                                           ---------    -----------    -----------   -----------    -----------    -----------
Balance, March 31, 2007 (unaudited)        4,976,426    $       497    $ 1,486,308   $(1,700,698)   $        --    $  (213,893)
                                           =========    ===========    ===========   ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                                                   Accumulated from
                                                                                                                    August 23, 2003
                                                                                                                      (inception)
                                                             For the Six Months           For the Years Ended           through
                                                                Ended March 31,               September 30,            March 31,
                                                             2007           2006           2006           2005           2007
                                                         -----------    -----------    ----------      ----------   ---------------
                                                          (Unaudited)    (Unaudited)    (Restated)     (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                             $  (420,731)   $  (154,059)   $  (564,007)   $  (259,420)   $(1,700,698)
    Adjustments to reconcile net loss to
     net cash used in operating activities:
      Depreciation expense                                     1,060            170            330            168          1,727
      Shares issued for services                                  --             --             --             --         15,160
      Shares issued for convertible debt interest                 --             --             --             --         41,582
      Amortization of prepaid expense                          4,166          8,334         16,667         47,849        175,000
      Amortization of discount on notes payable                   --         33,119        230,944         54,021        328,218
      Write-off of receivable from officer                        --             --             --         15,689         15,689
    Change in operating assets and liabilities:
      Accounts receivable-trade                                 (264)        (5,291)        (3,305)          (186)        (6,345)
      Inventories                                            (43,380)         1,443        (19,460)         2,445        (72,554)
      Deposits                                                    --             --             --           (200)          (200)
      Prepaid expense                                        (16,662)        (3,185)            --             --        (16,662)
      Due from officers                                           --             --             --             --        (15,689)
      Accounts payable                                        90,495         18,723          2,794         29,179        174,448
      Accrued expenses                                        95,529         26,210         35,774         12,740        146,520
      Accrued interest payable                                 3,186         11,158         23,391         17,974         20,531
                                                         -----------    -----------    -----------    -----------    -----------
       Net Cash Used in Operating Activities                (286,601)       (63,378)      (276,872)       (79,741)      (893,273)
                                                         -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                       (10,070)            --         (2,703)            --        (13,448)
                                                         -----------    -----------    -----------    -----------    -----------
      Net Cash Used in Investing Activities                  (10,070)            --         (2,703)            --        (13,448)
                                                         -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of shares                         164,850        256,400        431,100             --        595,950
    Cash Contribution to Capital                                  --             --             --             --          2,678
    Proceeds from Line of Credit                              39,500             --         15,000             --         54,500
    Payments on Line of Credit                                (3,153)            --             --             --         (3,153)
    Proceeds from convertible notes
     payable - related party                                      --         80,000         49,500         85,826        193,218
    Proceeds from convertible notes payable                       --             --             --             --        135,000
    Proceeds from notes payable - related party                   --             --         32,000             --         94,987
    Payments on notes payable - related party                 (6,438)       (17,376)       (25,655)        (5,588)       (42,048)
                                                         -----------    -----------    -----------    -----------    -----------
      Net Cash Provided by Financing Activities              194,759        319,024        501,945         80,238      1,031,132
                                                         -----------    -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH                             (101,912)       255,646        222,370            497        124,411
CASH, BEGINNING OF PERIOD                                    226,323          3,953          3,953          3,456             --
                                                         -----------    -----------    -----------    -----------    -----------
CASH, END OF PERIOD                                      $   124,411    $   259,599    $   226,323    $     3,953    $   124,411
                                                         ===========    ===========    ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES:
    Cash paid for interest                               $     2,322    $     3,025    $     9,938    $    10,916    $    27,171
    Cash paid for income taxes                           $        --    $        --    $        --    $        --    $        --
NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Shares issued for conversion of notes payable
         and accrued interest                            $        --    $        --    $   369,800    $        --    $   369,800
    Shares issued for services                           $        --    $        --    $        --    $        --    $    15,160
    Shares issued for prepaid services                   $     4,166    $     8,334    $    16,667    $    47,849    $   175,000

   The accompanying notes are an integral part of these financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 1 - Organization and Principle Activities of the Company

Business Description

Organic Sales and Marketing, Inc. was incorporated in the state of Delaware on August 23, 2003. On September 8, 2003, a security exchange agreement was entered into with Garden Connections, LLC. Garden Connections, LLC partners received all of the issued and outstanding common stock of Organic Sales and Marketing, Inc. in exchange for their interests in Garden Connections, LLC.

The Company is located in Raynham, Massachusetts and is engaged in the sale and marketing of a wide variety of organic products primarily for lawn and garden application, for distribution and sale in the New England Area to garden centers and health food stores. The Company is expanding their markets by acquiring other types of consumer products that have organic origins and can be private labeled. The Company currently has private label organic products that have been modified to meet applications in other industries. These new markets include costume jewelry, sporting goods, grocery, optical, health and beauty, footwear, museum stores, historical preservation groups, and boating.

Note 2 - Summary of Significant Accounting Policies (Restated)

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and incorporate the following significant accounting policies:

Principles of Accounting

The Company employs the accrual method of accounting for both financial statements and tax purposes. Using the accrual method, revenues and related assets are recognized when earned, and expenses and the related obligations are recognized when incurred. The Company has elected a September 30 year end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company applies the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We earn our revenues from the distribution of garden and cleaning products to retailers and directly to consumers via our internet site and from advertising contracts. Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

Revenue from garden and cleaning products is recognized upon shipment of the product. The distribution of products is governed by purchase orders or direct sale agreements which fix the price and delivery date. The Company records a provision for product returns and price markdowns as a reduction of gross sales at the time the product passes to these retailers or consumers. The provision for anticipated product returns and price markdowns is primarily based upon the Company's analysis of historical product return and price markdown results. Should product sell-through results at retail store locations fall significantly below anticipated levels this allowance may be insufficient. The Company will review the adequacy of its allowance for product returns and price markdowns and if necessary will make adjustments to this allowance on a quarterly basis. In compliance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs," distribution costs charged to customers are recognized as revenue when the related product is shipped. Advance payments are recorded on the Balance Sheet as deferred revenue until the revenue recognition criteria is met.

Revenue from radio advertising is derived from two sources, the sale of commercial spots on the Garden Guys radio talk show and hosting a live broadcast. Revenue from radio advertising is recognized after the commercial has been aired and/or a remote broadcast has taken place. Customers will prepay for radio spots or remote broadcasts at the time they contract with the Company to air their commercials or host a remote broadcast. The Company will carry this prepayment as liability, until such time as economic performance takes place. Money received is refundable prior to the airing of commercials or the airing of the remote broadcast, adjusted by any production or other direct costs incurred up to that point in time.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents. During fiscal 2006, the Company maintained cash in bank accounts which, at times, exceeded Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on this account and believes their risk to be minimal.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. The Company feels that the entire balance of accounts receivable as of September 30, 2006 and 2005 is collectable; however, a reasonable allowance has been made as of March 31, 2007 for receivables over 120 days old.

Inventory

The inventory is stated at the lower of cost (first-in-first-out method) or market. Inventory items consist of raw material and finished goods. Raw materials consist of labels, bottles, sprayers and shipping materials. Finished goods consist of fertilizer bags and bottles of organic cleaning products ready for shipment. The inventory consists of newly purchased items; therefore, there is currently no allowance for excess or obsolete inventory.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Prepaid Expense

Business expenses, including consulting expense, that is paid for in advance of services being rendered are treated as prepaid. The Company occasionally pays these expenses with the common stock of the Company. When this occurs the offset is shown as a negative component of stockholders' equity.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Expenditures for minor replacements, maintenance and repairs which do not increase the useful lives of the property and equipment are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation and amortization are computed using the straight-line method over estimated useful lives of five to seven years.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense primarily consists of the Company's two hour weekly radio Garden Call In program with Clear Channel Communications and Citadel Communications Company. The total annual advertising expense for the contract with Clear Channel and Citadel Communications is $41,700 and $30,030 for the years ended September 30, 2006 and 2005, respectively. The Company also advertises its products throughout area garden clubs and its own website.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted net income
(loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and dilutive potential common shares which includes the dilutive effect of stock options and warrants. Dilutive potential common shares for all periods presented are computed utilizing the treasury stock method. There were no stock options or warrants outstanding during the periods presented.

                                                 For the Six Months                     For the Years Ended
                                                   Ended March 31,                         September 30,
                                          --------------------------------        ------------------------------
                                              2007                 2006               2006               2005
                                          ------------        ------------        ------------       -----------
Basic and Diluted                          (Unaudited)         (Unaudited)          (Restated)        (Restated)
Net Loss - Numerator                      $   (420,731)       $   (154,060)       $   (564,007)      $  (259,420)
                                          ============        ============        ============       ===========
Weighted Average Shares - Denominator        4,886,751           3,500,000           3,784,827         3,500,000
                                          ============        ============        ============       ===========
Per Share Amount                          $      (0.09)       $      (0.04)       $      (0.15)      $     (0.07)
                                          ============        ============        ============       ===========

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a C Corporation registered in the state of Delaware. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS No. 109 income taxes are recognized for the following: i) amount of taxes payable for the current year, and ii) deferred tax assets and liabilities for the future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using statutory tax rates and are adjusted for tax rate changes. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recently Issued Accounting Standards

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections, ("SFAS 154"). SFAS 154 replaces Accounting Principle Bulletin No. 20 ("APB 20"), and Statement of Financial Accounting Standard No. 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS 3"), and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle, whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for fiscal years beginning after December 15, 2005. Our adoption of SFAS 154 is not expected to have a material impact on our results of operations or financial position.

In December 2004, the FASB issued SFAS No. 152, "ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS AN AMENDMENT OF FASB STATEMENTS NO. 66 AND 67", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". This Statement also amends FASB Statement No. 67, "ACCOUNTING FOR COSTS AND INITIAL RENTAL OPERATIONS OF REAL ESTATE PROJECTS", to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective during fiscal years beginning after June 15, 2005. The adoption of SFAS 152 is not expected to have a material impact on the Company's financial statements. In November 2004, the FASB issued SFAS No. 151, "INVENTORY COSTS", an amendment of ARB No. 43, Chapter 4 (SFAS 151), to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company's financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards (Continued)

In December 2004, the FASB issued SFAS No. 153, "EXCHANGES OF NONMONETARY ASSETS AN AMENDMENT OF APB OPINION NO. 29", based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement is effective during fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "SHARE-BASED PAYMENT". This Statement revises SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" and supersedes APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. This Statement is effective as of the first reporting period that begins after June 15, 2005. The Company has evaluated the provisions of SFAS 123(R) and determined that the share based employee compensation programs are a valuable instrument in retaining and rewarding employees and as a result, the Company will appropriately expense the costs of administering share based compensation programs as required by SFAS 123(R). The issuance of share based compensation has had an immaterial impact on the Company's financial statements. In the absence of any readily available market value for the stock, the company used par value until 2005. There has not been any share based compensation earned since 2005.

The Company issued common stock to two non-employees for consulting services. As of the measurement date, there was no reliable method to value the Company's common stock. In place of valuing the stock, the Company valued the services it received based on the two individuals similar services provided to unrelated entities. In the first transaction, the stock was issued after the measurement date, but prior to the expiration of the contract. This individual subsequently became an employee and a board member. In the second transaction, the common stock was issued after the completion of the contract. The numbers of shares issued were fixed in each contract and there were no unknown conditions as of the measurement date. The Company expensed the value of the services during the periods that the services were provided.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards (Continued)

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154 ("SFAS No. 154"), "ACCOUNTING CHANGES AND ERROR CORRECTIONS." This statement requires entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless this would be impracticable. SFAS No. 154 supersedes APB Opinion No. 20, "ACCOUNTING CHANGES," which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. SFAS No. 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. Management has adopted these provisions.

In February 2006, the FASB issued SFAS Statement No. 155, "ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS--AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140" ("SFAS 155"). This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "APPLICATION OF STATEMENT 133 TO BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS." This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued for the Company for fiscal year begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards (Continued)

In September 2006, the FASB issued SFAS No. 157, "FAIR VALUE MEASUREMENTS" ("SFAS 157"). While SFAS 157 formally defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements, it does not require any new fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is required to be adopted effective January 1, 2008 and the Company does not presently anticipate any significant impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS - AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106 AND 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the funded status of its defined benefit pension and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through other comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the benefit obligation, which is represented by the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans. SFAS 158 requires the recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost in accordance with existing accounting principles.

Amounts required to be recognized in accumulated other comprehensive income, including gains and losses and prior service costs or credits are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of existing accounting principles. In addition, SFAS 158 requires plan assets and obligations to be measured as of the date of the employer's year-end statement of financial position as well as the disclosure of additional information about certain effects on net periodic benefit cost for the next fiscal year from the delayed recognition of the gains or losses and prior service costs or credits.

The Company is required to adopt those provisions of SFAS 158 attributable to the initial recognition of the funded status of the benefit plans and disclosure provisions as of December 31, 2006. Those provisions of SFAS 158 applicable to the amortization of gains or losses and prior service costs or credits from accumulated other comprehensive income to the net periodic benefit cost are required to be applied on a prospective basis effective January 1, 2007. The Company does not anticipate that the adoption of SFAS 158 will have any impact on its financial statements.

Reclassifications

Certain immaterial amounts from prior years have been reclassified to conform to the 2006 presentation.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short-term maturity of these instruments. The carrying value of notes payable approximates fair value because negotiated terms and conditions are consistent with current market rates.

Note 3 - Inventories

Inventories consisted of the following as of:

                                       For the Six         For the Years Ended
                                       Months Ended           September 30,
                                         March 31,       -----------------------
                                           2007            2006           2005
                                       -----------       -------         -------
                                       (Unaudited)
Raw materials                            $63,110         $25,684         $ 8,552
Finished goods                             9,444           3,490           1,162
                                         -------         -------         -------
Totals                                   $72,554         $29,174         $ 9,714
                                         =======         =======         =======

At March 31, 2007, September 30, 2006 and 2005, no provision for obsolete inventory was recorded by the Company.

Note 4 - Property and Equipment

Property and equipment consisted of the following as of:

                                       For the Six         For the Years Ended
                                       Months Ended           September 30,
                                         March 31,       ----------------------
                                           2007            2006          2005
                                       -----------       -------       --------
                                       (Unaudited)
Property and equipment                  $ 13,448         $  3,378      $    675
Less: accumulated depreciation            (1,727)            (667)         (337)
                                        --------         --------      --------
Property and equipment, net             $ 11,721         $  2,711      $    338
                                        ========         ========      ========

Depreciation expense on property and equipment was $1,060 and $170 for the six months ended March 31, 2007 and 2006 (unaudited), respectively, and $330 and $168 for the years ended September 30, 2006 and 2005, respectively.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 5 - Income Taxes (Restated)

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry forwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income taxes has been recorded due to the net operating loss carry-forward of $1,372,480 and $950,499 as of March 31, 2007 (unaudited) and September 30, 2006, respectively, which may be offset against future taxable income through 2026. No tax benefit has been reported in the financial statements.

Deferred tax assets and the valuation account are as follows:

                                         For the Six
                                         Months Ended     For the Years Ended
                                           March 31,         September 30,
                                             2007          2006          2005
                                         -----------    ----------    ----------
                                         (Unaudited)    (Restated)    (Restated)
Deferred tax asset:
Net operating loss carryforward           $ 530,880     $ 366,795     $ 236,900
Valuation allowance                        (530,880)     (366,795)     (236,900)
                                          ---------     ---------     ---------
                                          $      --     $      --     $      --
                                          =========     =========     =========

The components of income tax expense are as follows:

                                              For the Six Months                       For the Years Ended
                                                Ended March 31,                           September 30,
                                       --------------------------------          --------------------------------
                                          2007                 2006                 2006                  2005
                                       -----------          -----------          ----------            ----------
                                       (Unaudited)          (Unaudited)          (Restated)            (Restated)
Current Federal tax                     $      --            $      --            $      --            $      --
Current State tax                              --                   --                   --                   --
Change in NOL benefit                     164,085               60,083              129,895               80,106
Change in valuation allowance            (164,085)             (60,083)            (129,895)             (80,106)
                                        ---------            ---------            ---------            ---------
                                        $      --            $      --            $      --            $      --
                                        =========            =========            =========            =========

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 6 - Convertible Notes Payable (Restated)

Between February 2002 and March 2006, the Company issued a number of interest bearing and non-interest bearing notes that were convertible into the Company's common stock at the option of the holder at an exercise price of $0.42 per common share. One group of 6% interest bearing notes of identical terms were issued to ten individual investors between August 30, 2003 and December 4, 2003 totaling $120,000 (the "$120,000 Notes") all of which matured (including extensions) on September 30, 2006. Two additional interest bearing notes were issued to related parties in December 2003 (both are board members, the "Board Notes") totaling $5,000 under the same terms as the $120,000 Notes. Two other parties were issued 6% interest bearing notes totaling $15,000 (the "$15,000 Notes"), maturing nine years after issuance under the same terms as the $120,000 notes. The $15,000 Notes were broken out as follows: $5,000 to a related individual and $10,000 to an un-related individual. A series of non-interest bearing convertible notes were issued to another related party, Jerry Adelstein, for a total of $188,218 (the "Adelstein Notes") between the period of March 2004 and March 2006, all of which matured nine years after their issuance. All notes were issued in return for cash or cash disbursements and not for services rendered. On July 26, 2006, each of these convertible notes was converted into a total of 781,471 shares of the Company's common stock and the related accrued but unpaid interest on these convertible notes was also converted into 99,005 shares of common stock (see Note 11). As a result of the conversions into common stock, the balance due on these convertible notes at March 31, 2007 and September 30, 2006 was $-0-.

The Company has accounted for the above convertible notes under the provisions of EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features (BCF) or Contingently Adjustable Conversion Ratios" and EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments". EITF 98-5 provides that an instrument, with an embedded beneficial conversion feature present, must value the conversion feature. The Company has valued the conversion feature of all the notes and determined it to be greater than the proceeds received; therefore the BCF is limited to the proceeds received. The BCF was accreted on a straight-line basis over the period from issuance until maturity of the notes. In accordance with EITF 00-27, paragraph 21, any unamortized discount that remained on notes that were converted prior to their maturity date were immediately charged to interest expense on the Company's statements of operations.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 7 - Notes Payable - Related Parties

Notes payable - related parties consisted of the following at:

                                                                                     For the Six            For the Years Ended
                                                                                     Months Ended              September 30,
                                                                                       March 31,        ---------------------------
                                                                                         2007             2006               2005
                                                                                     -----------        ---------          --------
                                                                                     (Unaudited)
Note payable with a director of the Company, interest
   at 6% per annum, payments of $1,000 due monthly
   beginning April 1, 2007, matures March 2010, unsecured.                             $ 32,026          $ 32,026          $     --
Note payable with the President of the Company, interest
   at 10% per annum, payments of $636 due monthly,
   accelerated payments are permitted, matures
   October 2007, unsecured.                                                                 914             7,351            33,006
Note payable with a related individual, interest
   at 10% per annum, no curren repayment
   requirements, due on demand, unsecured.                                               20,000            20,000            20,000
                                                                                       --------          --------          --------
Total Notes Payable - Related Parties                                                    52,940            59,377            53,006
Less: Current Portion                                                                   (51,153)          (52,319)          (44,530)
                                                                                       --------          --------          --------
Long-Term Notes Payable - Related Parties                                              $  1,787          $  7,058          $  8,476
                                                                                       ========          ========          ========

Annual maturities of notes payable - related parties are as follows:

            Years Ending September 30,             Amount
            --------------------------             ------

                      2007                        $32,319
                      2008                         10,810
                      2009                         11,333
                      2010                          4,915
                      2011                             --
                   Thereafter                          --
                                                  -------
                                                  $59,377
                                                  =======

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 8 - Commitments and Contingencies

The Company leases facilities for its corporate offices that expire in fiscal 2007. Rental expense for fiscal 2006 and 2005 was $7,800 and $6,600, respectively. In addition, the Company has various equipment leases and radio station syndication agreements with commitments accounted for as operating leases. The radio station agreements are generally for a short period (90 days) and the Company intends to renew them at the end of each term. The company also has a one year consulting agreement with one of its sales representatives. The future minimum annual lease commitments as of September 30, 2006 are as follows:

            Years Ending September 30,             Amount
            --------------------------             ------

                      2007                        $79,739
                      2008                          3,125
                      2009                          3,125
                      2010                             --
                      2011                             --
                   Thereafter                          --
                                                  -------
                                                  $85,989
                                                  =======

Note 9 - Related Party

The Company had a monthly consulting agreement, effective January, 2004 with Leonard Colt, a shareholder, Corporate Secretary and member of the Board of Directors. Leonard Colt is the sole owner of Pegasus Marketing, which provided consulting services to the Company for $1,250 per month plus out-of-pocket travel expenses. The contract was for a one year period and renewable upon an annual review by the directors of the Company. As of January 1, 2006, the contract had not been renewed. The amount due Pegasus Marketing on September 30, 2006 was $25,545. The amount paid to Pegasus Marketing during the years ended September 30, 2006 and 2005 $-0- and $2,935, respectively.

Note 10 - Line of Credit

In August 2006, the Company entered into a Line of Credit / Overdraft Protection Agreement ("LOC Agreement") with a financial institution. The LOC Agreement allows the Company to borrow up to a maximum of $75,000. Interest accrues at the Wall Street Journal Prime Rate ("WSJ Prime Rate") less 1% for the first six months and at the WSJ Prime Rate thereafter. All amounts due on the line of credit are due on demand. The balance outstanding at March 31, 2007 (unaudited), September 30, 2006 and 2005 was $51,348, $15,000 and $-0-, respectively. Accrued Interest Payable at March 31, 2007 (unaudited), September 30, 2006 and 2005 was $470, $74 and $-0, respectively. The LOC Agreement is also guaranteed by an officer of the Company.

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 11 - Equity Transactions (Restated)

Effective January 3, 2006, the Company commenced a stock offering whereby they issued 595,950 shares of its common stock for cash of $595,950 as of March 31, 2007 (unaudited). In addition, the Company issued 880,476 shares of its common stock to convert $328,218 of debt and $41,582 of related interest on the debt (see also Note 6 - Convertible Notes Payable).

During the year ended September 30, 2003 the Company issued an aggregate 1,600,000 shares of common stock at $.0001 per share to founders of the Company, for services rendered in behalf of the Company. Accordingly, this amount has been charged to the statements of operations and common stock.

During the year ended September 30, 2003, the Company issued 850,000, 150,000 and 250,000 shares of common stock valued at $.10 per share to Jerry Adelstein, Leonard Colt and Joanne Anderson, respectively. These shares were issued pursuant to Consulting Service agreements with Organic Sales and Marketing, Inc. The shares were issued prior to the complete fulfillment of the consulting agreements, therefore, the amounts were initially debited to prepaid expenses, shown as a negative component of stockholders' equity and have been amortized on a straight-line basis. In accordance with SFAS No. 123(R), the cost of services have been charged to the statements of operations. All amounts had been amortized as of September 30, 2005.

During the year ended September 30, 2004, 650,000 shares of common stock valued at $.10 per share were issued to Bruno Kordich pursuant to a Consulting Service agreement with Organic Sales and Marketing, Inc. Per the consulting agreement 150,000 or $15,000, were issued upon signing the agreement and the remaining
500,000 or $50,000 were recorded as a prepaid expense, shown as a negative component of stockholders' equity. The $50,000 has been amortized on a straight-line basis over the life of the consulting agreement. In accordance with SFAS No. 123(R), the costs of services have been charged to the appropriate statements of operations. Amounts remaining to be amortized at March 31, 2007 (unaudited), September 30, 2006 and September 30, 2005 are $0, $4,166 and $20,833, respectively

                        ORGANIC SALES AND MARKETING, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
             March 31, 2007 (Unaudited), September 30, 2006 and 2005

Note 12 - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is poorly capitalized and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to continue to implement their strategy to commence sales. As the Company's revenues are established, management expects to report net income possibly within one year. With the commencement of sales, management believes that the Company will eventually, possibly within one year, generate sufficient funds to support operations. In the interim, management believes that shortfalls in cash flow will be satisfied with funds raised on the open Rule 504 offering and by Officers and Directors as necessary.

Note 13- Restatement and Reclassification

We have restated our financial statements for the years ended September 30, 2006 and 2005 and the Statements of Operations and Cash Flow for the period of Inception to March 31, 2007 to reflect issues identified during a regulatory review of our financial statements associated with a registration statement filing of Form 10SB that is pending effectiveness as of the date of this 10SB/A filing. Management concluded that these restatements were necessary to properly account for the changes as reflected below.

                          ORGANIC SALES AND MARKETING
                          (A Development Stage Company
                                 Balance Sheets
                               September 30, 2006

                                     ASSETS

                                                                       As
                                                                   Originally              As
                                                                    Reported            Restated             Change
                                                                    --------            --------            --------
CURRENT ASSETS
    Cash and cash equivalents                                       $226,322            $226,322            $     --
    Accounts receivable, net                                           6,081               6,081                  --
    Inventories                                                       29,174              29,174                  --
                                                                    --------            --------            --------
       Total Current Assets                                          261,577             261,577                  --
                                                                    --------            --------            --------
PROPERTY AND EQUIPMENT, NET                                            2,711               2,711                  --
                                                                    --------            --------            --------
OTHER ASSETS
    Prepaid Consulting Expense                                         4,167                  --              (4,167)(a)
    Deposits                                                             200                 200                  --
                                                                    --------            --------            --------
       Total Other Assets                                              4,367                 200              (4,167)
                                                                    --------            --------            --------
       TOTAL ASSETS                                                 $268,655            $264,488            $ (4,167)
                                                                    ========            ========            ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                       As
                                                                   Originally              As
                                                                    Reported            Restated             Change
                                                                    --------            --------            --------
CURRENT LIABILITIES
    Accounts payable                                                $ 83,953            $ 83,953            $     --
    Accrued expenses                                                  50,990              50,990                  --
    Accrued interest payable                                          17,345              17,345                  --
    Line of credit                                                    15,000              15,000                  --
    Current portion of convertible notes payable,
     net of conversion discount - related parties                         --                  --                  --
    Current portion of convertible notes payable,
     net of conversion discount                                           --                  --                  --
    Current portion of notes payable - related parties                32,319              52,319              20,000 (b)
                                                                    --------            --------            --------
       Total Current Liabilities                                     199,607             219,607              20,000
                                                                    --------            --------            --------
LONG-TERM LIABILITIES
    Notes payable - related parties                                   27,058               7,058             (20,000)(b)
    Convertible notes payable - related parties                           --                  --                  --
    Convertible notes payable                                             --                  --                  --
                                                                    --------            --------            --------
       Total Long-Term Liabilities                                    27,058               7,058             (20,000)
                                                                    --------            --------            --------
       Total Liabilities                                             226,665             226,665                  --
                                                                    --------            --------            --------
STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $0.0001 par value; 100,000,000 shares
     authorized, 4,976,425, 4,811,576 and 3,500,000
     shares issued and outstanding, respectively                         481                 481                  --
    Additional paid-in capital                                      1,026,247           1,321,475            295,228 (c)
    Prepaid Expenses                                                      --              (5,416)             (5,416)(d)
    (Deficit) Accumulated during the Developmental Stage            (984,738)           (1,278,717)         (293,979)(e)
                                                                    --------            --------            --------
       Total Stockholders' Equity (Deficit)                           41,990              37,823              (4,167)
                                                                    --------            --------            --------
       TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY (DEFICIT)                              $268,655            $264,488            $ (4,167)
                                                                    ========            ========            ========

(a)   To reclassify the unearned portion of the share-based calculation of the
      B. Kordich Consulting Agreement (500,000 shares at $.10 per share) to Stockholders Equity.

(b) To reclassify a $20,000 related party demand note incorrectly identified as Long Term to Short Term

(c) To reclassify the remaining portion of BCF on convertible debt, per EITF 00-27, to interest expense. Due to a misinterpretation of the governing EITF, an amount of $180,228 was originally debited to APIC.

Also, to record the share-based value of Consulting Agreements for J. Adelstein
      ($85,000), L. Colt ($15,000) and B. Kordich ($15,000) or a total value of $115,000.

(d) This is the remaining unearned portion of the share-based calculation of the two B. Kordich Consulting Agreements. (650,000 shares at $.10 per share) (Jan. 2004-Dec.2006)

(e) This reflects the additonal interest expense of $180,228 cited in (b); the Consulting Expense of $115,000 cited also cited in (b) less the unearned portion of the B. Kordich Agreement of $1,249 (Jan. 2004-Dec.
      2006)($15,000/36 mos X 3 mos=$1,249)

                          ORGANIC SALES AND MARKETING
                          (A Development Stage Company
                                 Balance Sheets
                               September 30, 2006

                                     ASSETS

                                                                       As
                                                                   Originally              As
                                                                    Reported            Restated             Change
                                                                    --------            --------            --------
CURRENT ASSETS
    Cash and cash equivalents                                       $  3,953            $  3,953            $     --
    Accounts receivable, net                                           2,775               2,775                  --
    Inventories                                                        9,714               9,714                  --
                                                                    --------            --------            --------
       Total Current Assets                                           16,442              16,442                  --
                                                                    --------            --------            --------
PROPERTY AND EQUIPMENT, NET                                              338                 338                  --
                                                                    --------            --------            --------
OTHER ASSETS
    Prepaid Consulting Expense                                        20,833                  --             (20,833(a)
    Deposits                                                             200                 200                  --
                                                                    --------            --------            --------
       Total Other Assets                                             21,033                 200             (20,833
                                                                    --------            --------            --------
       TOTAL ASSETS                                                 $ 37,813            $ 16,980            $(20,833
                                                                    ========            ========            ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                       As
                                                                   Originally              As
                                                                    Reported            Restated             Change
                                                                    --------            --------            --------
CURRENT LIABILITIES
    Accounts payable                                                $ 81,159            $ 81,159            $     --
    Accrued expenses                                                  15,219              15,219                  --
    Accrued interest payable                                          34,036              34,036                  --
    Line of credit                                                        --                  --                  --
    Current portion of convertible notes payable,
     net of conversion discount - related parties                      3,255              16,291              13,036 (b)
    Current portion of convertible notes payable,
     net of conversion discount                                       81,024              82,506               1,482 (c)
    Current portion of notes payable - related parties                24,530              44,530              20,000 (d)
                                                                    --------            --------            --------
       Total Current Liabilities                                     239,223             273,741              34,518
                                                                    --------            --------            --------
LONG-TERM LIABILITIES
    Notes payable - related parties                                   28,476               8,476             (20,000)(d)
    Convertible notes payable - related parties                       12,809                  --             (12,809)(b)
    Convertible notes payable                                          1,482                  --              (1,482)(c)
                                                                    --------            --------            --------
       Total Long-Term Liabilities                                    42,767               8,476             (34,291)
                                                                    --------            --------            --------
       Total Liabilities                                             281,990             282,217                 227
                                                                    --------            --------            --------
STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $0.0001 par value; 100,000,000 shares
     authorized, 4,976,425, 4,811,576 and 3,500,000 shares
     issued and outstanding, respectively                                350                 350                  --
    Additional paid-in capital                                       356,206             471,206             115,000 (e)
    Prepaid Expenses                                                      --             (20,833)            (20,833)(a)
    (Deficit) Accumulated during the Developmental Stage            (600,733)           (715,960)           (115,227)(e)
                                                                    --------            --------            --------
       Total Stockholders' Equity (Deficit)                         (244,177)           (265,237)            (21,060)
                                                                    --------            --------            --------
       TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY (DEFICIT)                              $ 37,813            $ 16,980            $(20,833)
                                                                    ========            ========            ========

(a) Reclass share-based prepaid consulting expense to Equity to offset the share-based value of Consulting Agreements for B. Kordich
      (1/1/04-12/31/06)($50,000/36 mos=$1,388.89)($1,388.89 X 15 mos=$20,833.)

(b) Reclass $12,809 from long-term convertible notes payable-related parties to short-term convertible notes payable-related parties to correctly reflect the "on demand" appearance of this debt as of September 30, 2005 and adjust discount on notes payable for $227 due to a misinterpretation of the governing EITF 00-27.

(c) Reclass $1,482 from long term convertible notes payable to short-term convertible notes payable to correctly reflect the "on demand" appearance of this debt as of September 30,. 2005.

(d) Reclass notes payable-related party to correctly reflect the "on demand" appearance of this debt as of September 30, 2005. (e) Adjust APIC and Accumulated (Deficit) to reflect the share-based value of the J. Adelstein Consulting agreement ($85,000); B. Kordich ($15,000) and L. Colt ($15,000), as well as the interest accretion adjustment referenced in (b) above.

                          ORGANIC SALES AND MARKETING
                          (A Development Stage Company
                                 Balance Sheets
                               September 30, 2006

                                                                       As
                                                                   Originally              As
                                                                    Reported            Restated             Change
                                                                    --------            --------            --------
REVENUES
    Product sales, net                                              $ 25,000            $ 25,000            $     --
    Services                                                          25,111              25,111                  --
                                                                   ---------           ---------           ---------
       Total Revenues                                                 50,111              50,111                  --
COST OF SALES                                                         41,960              41,960                  --
                                                                   ---------           ---------           ---------
    GROSS PROFIT                                                       8,151               8,151                  --
                                                                   ---------           ---------           ---------
OPERATING EXPENSES
    Compensation Costs                                                16,667              16,667                  --
    Selling, general and administrative                              292,361             292,361                  --
                                                                   ---------           ---------           ---------
       Total Operating Expenses                                      292,361             292,361                  --
                                                                   ---------           ---------           ---------
LOSS FROM OPERATIONS                                                (284,210)           (284,210)                 --
                                                                   ---------           ---------           ---------
OTHER INCOME (EXPENSE)
    Interest  income                                                   2,934               2,934                  --
    Interest expense                                                 (86,062)           (266,064)           (180,002)(a)
                                                                   ---------           ---------           ---------
       Total Other Income (Expense)                                  (83,128)           (263,130)           (180,002)
                                                                   ---------           ---------           ---------
NET LOSS BEFORE INCOME TAXES                                        (367,338)           (547,340)           (180,002)
INCOME TAX EXPENSE                                                        --                  --                  --
                                                                   ---------           ---------           ---------
NET LOSS                                                           $(367,338)          $(547,340)          $(180,002)
                                                                   =========           =========           =========
LOSS PER SHARE-
       Basic and Diluted                                           $   (0.10)          $   (0.14)          $   (0.05)
                                                                   =========           =========           =========
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING-
       Basic and Diluted                                            3,784,827           3,784,827                 --
                                                                   =========           =========           =========

(a) To reclassify $175,747, the updated remaining portion of BCF on convertible debt per EITF 00-27 to interest expense from APIC due to a misinterpretation of the governing EITF, in addition to updated interest acretion of $4,255 due to the same ETF misinterpretation

                          ORGANIC SALES AND MARKETING
                          (A Development Stage Company
                                 Balance Sheets
                               September 30, 2006


                                                                       As
                                                                   Originally             As
                                                                    Reported           Restated           Change
                                                                  -----------         ----------          -------
REVENUES
    Product sales, net                                            $   32,806          $   32,806          $    --
    Services                                                          46,140              46,140               --
                                                                  ----------          ----------          -------
       Total Revenues                                                 78,946              78,946               --
COST OF SALES                                                         33,475              33,475               --
                                                                  ----------          ----------          -------
    GROSS PROFIT                                                      45,471              45,471               --
                                                                  ----------          ----------          -------
OPERATING EXPENSES
    Compensation Costs                                                21,877              47,849          (25,972)(a)
    Selling, general and administrative                              174,130             174,130               --
                                                                  ----------          ----------          -------
       Total Operating Expenses                                      174,130             174,130               --
                                                                  ----------          ----------          -------
LOSS FROM OPERATIONS                                                (128,659)           (128,659)              --
                                                                  ----------          ----------          -------
OTHER INCOME (EXPENSE)
    Interest  income                                                      --                  --               --
    Interest expense                                                 (80,914)            (82,912)          (1,998)(b)
                                                                  ----------          ----------          -------
       Total Other Income (Expense)                                  (80,914)            (82,912)          (1,998)
                                                                  ----------          ----------          -------
NET LOSS BEFORE INCOME TAXES                                        (209,573)           (211,571)          (1,998)
INCOME TAX EXPENSE                                                        --                  --                -
                                                                  ----------          ----------          -------
NET LOSS                                                            (209,573)         $ (211,571)         $(1,998)
                                                                  ==========          ==========          =======
LOSS PER SHARE-
       Basic and Diluted                                          $    (0.06)         $    (0.06)         $ (0.00)
                                                                  ==========          ==========          =======
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING-
       Basic and Diluted                                           3,500,000           3,500,000               --
                                                                  ==========          ==========          =======

(a) Record the final 11 months of consulting expense on J. Adelstein Consulting Consulting Agreement. (9/1/02-8/30/05)($85,000/36 mos=$2,361.11)($2,361.11 X 11 mos=$25,972.21)

(b) Accrete additional interest expense due to a misinterpretation of the governing EITF 00-27.

                          ORGANIC SALES AND MARKETING
                          (A Development Stage Company
                                 Balance Sheets
                               September 30, 2006


                                                                        As
                                                                    Originally             As
                                                                     Reported           Restated           Change
                                                                   -----------         ----------          -------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                       $(384,005)          $(564,007)          $(180,002)(a)
    Adjustments to reconcile net loss to
     net cash used in operating activities:
       Depreciation expense                                              330                 330                  --
       Amortization of Prepaid Expense (share-based)                      --              16,667              16,667 (b)
       Amortization of convertible notes payable
        discounts related to beneficial conversions                   50,942             230,944             180,002 (a)
       Write-off of receivable from officer                               --                  --                  --
    Change in operating assets and liabilities:
       Accounts Receivable-Trade                                      (3,305)             (3,305)                 --
       Inventories                                                   (19,460)            (19,460)                 --
       Deposits                                                           --                  --                  --
       Prepaid Consulting Expense                                     16,667                  --             (16,667)(b)
       Due from Officers                                                  --                  --                  --
       Accounts payable                                                2,794               2,794                  --
       Accrued expenses                                               35,774              35,774                  --
       Accrued interest payable                                       23,391              23,391                  --
                                                                   ---------           ---------           ---------
        Net Cash Used in Operating Activities                       (276,872)           (276,872)                 --
                                                                   ---------           ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                                (2,703)             (2,703)                 --
                                                                   ---------           ---------           ---------
       Net Cash Used in Investing Activities                          (2,703)             (2,703)                 --
                                                                   ---------           ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of shares                                 431,100             431,100                  --
    Net change in line of credit                                      15,000              15,000                  --
    Proceeds from convertible notes                                                                               --
     payable - related parties                                        49,500              49,500                  --
    Proceeds from notes payable - related                             32,000              32,000                  --
    Payments on notes payable - related                              (25,655)            (25,655)                 --
                                                                   ---------           ---------           ---------
       Net Cash Provided by Financing Activities                     501,945             501,945                  --
                                                                   ---------           ---------           ---------
NET INCREASE (DECREASE) IN CASH                                      222,370             222,370                  --
CASH, BEGINNING OF PERIOD                                              3,953               3,953                  --
                                                                   ---------           ---------           ---------
CASH, END OF PERIOD                                                $ 226,323           $ 226,323                  --
                                                                   =========           =========           =========

(a)   See 9/30/2006 Statement of Operations comparative for details.

(b) To reclassify Prepaid Consulting Expense for B. Kordich ($500,000 X .3333) to the Equity section to offset the share-based value of the Consulting Agreement.

                          ORGANIC SALES AND MARKETING
                          (A Development Stage Company
                                 Balance Sheets
                               September 30, 2006


                                                                        As
                                                                    Originally             As
                                                                     Reported           Restated           Change
                                                                   -----------         ----------          -------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                       $(231,450)          $(259,420)          $(27,970)(a)
    Adjustments to reconcile net loss to
     net cash used in operating activities:
       Depreciation expense                                             168                 168                  --
       Amortization of Prepaid Expense (share-based)                     --              47,849              47,849 (b)
       Amortization of convertible notes payable
        discounts related to beneficial conversions                  52,023              54,021               1,998 (c)
       Write-off of receivable from officer                          15,689              15,689                  --
    Change in operating assets and liabilities:
       Accounts Receivable-Trade                                       (186)               (186)                 --
       Inventories                                                    2,445               2,445                  --
       Deposits                                                        (200)               (200)                 --
       Prepaid Consulting Expense                                    21,877                  --             (21,877)(d)
       Due from Officers                                                 --                  --                  --
       Accounts payable                                              29,179              29,179                  --
       Accrued expenses                                              12,740              12,740                  --
       Accrued interest payable                                      17,974              17,974                  --
                                                                   ---------           ---------           ---------
        Net Cash Used in Operating Activities                       (79,741)            (79,741)                 --
                                                                   ---------           ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                                   --                  --                  --
                                                                   ---------           ---------           ---------
       Net Cash Used in Investing Activities                             --                  --                  --
                                                                   ---------           ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of shares                                     --                  --                  --
    Net change in line of credit                                         --                  --                  --
    Proceeds from convertible notes                                      --
     payable - related parties                                       85,826              85,826                  --
    Proceeds from notes payable - related                                --                  --                  --
    Payments on notes payable - related                              (5,588)             (5,588)                 --
                                                                   ---------           ---------           ---------
       Net Cash Provided by Financing Activities                     80,238              80,238                  --
                                                                   ---------           ---------           ---------
NET INCREASE (DECREASE) IN CASH                                         497                 497                  --

CASH, BEGINNING OF PERIOD                                             3,456               3,456                  --
                                                                   ---------           ---------           ---------
CASH, END OF PERIOD                                                $  3,953            $  3,953                  --
                                                                   ========            ========            =========

(a)   See 9/30/2005 Statement of Operations comparative for details.

(b) Adjust Cash Flow from Operations for the non-cash effect of share-based consulting agreements for J. Adelstein (11 mos)($25,971); B. Kordich (12
      mos)($16,668) and J. Anderson (5 mos)($5,210)

(c) Accrete additional interest expense due to a misinterpretation of the governing EITF 00-27. (d) Reclass "prepaid consulting expenses' to "amortization of prepaid expense" to properly reflect the non- cash effect of share-based consulting agreements for B. Kordich ($16,668) and J. Anderson ($5,210).

                                    PART III
                                INDEX TO EXHIBITS

The following is a list of Exhibits which comprise a part of the Regulation Statement.

Exhibit
No.       Description of Exhibit
-------   ----------------------

          Charter and By-Laws

1.1       Certificate of Incorporation of Garden Connections, Inc.

2.2 Amendment of Certificate of Incorporation Changing name from Garden Connections, Inc. to Organic Sales and Marketing, Inc.

2.3       Amended and Restated By-Laws

3.1       Form  of  Certificate  evidencing  Shares  of  Common  Stock  Material
          Contracts

10.1      WHJJ Radio (Rhode Island) Contract

10.2      WXLM Radio (Southeastern Connecticut) Contract

10.3      WBSM Radio (Southeastern Massachusetts) Contract

10.4      WRKO Radio (Boston, Massachusetts) Contract

10.5      Consulting Agreement dated February 1, 2003 with Joanne L. H. Anderson

10.6      Consulting Agreement dated September 1, 2002 with Jerry Adelstein

10.7 Consulting Agreement dated January 1, 2004 with Leonard Colt DBA Pegasus Marketing & Sales

10.8      Office Lease

10.9      Agreement with Andrew Garrett, Inc. (Private Placement Agent)

10.10     Letter from Land O'Lakes Purina Feed  Organization  dated November 14,
          2006

10.11     Consulting Agreement with Bruno Kordich

10.12     Representation Agreement with North Eastern Sales Solutions

10.13     Representation Agreement with North East Garden Group, LLC

          Additional Exhibits

99.1      State of New Jersey Notice of Effective Securities Registration

99.2      State of New York Notice of Effective Registration

99.3      Land  O'Lakes  News  Release   dated   February  15,  2007  Report  of
          fourth-quarter / year-end Results

99.4 National Gardening Association publication on Garden Market Research newsletter 2007

99.5      OTA's 2006 Manufacturer Survey

99.6      Thermo Fisher Scientific Website with Catalog attached

99.7      Funeral Service Trends

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